Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

CTEH HOLDINGS, LLC,

MONTROSE PLANNING & PERMITTING, LLC

MONTROSE ENVIRONMENTAL GROUP, INC.,

THE CENTER FOR TOXICOLOGY AND ENVIRONMENTAL HEALTH, L.L.C.

and

THE SELLER INDEMNIFYING MEMBERS

(solely for purposes of Article XI)

DATED March 28, 2020

3.29	Inventory	38
3.30	Absence of Operations and Assets	38
3.31	Privacy and Security	39
3.32	Investment Representations	40
3.33	Full Disclosure	40

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		41

4.1	Corporate Existence and Power	41
4.2	Authorization; Binding Nature of Agreement	41
4.3	Absence of Restrictions; Required Consents	41
4.4	Investment Intent	41
4.5	Capitalization	41
4.6	Financial Statements	42
4.7	No Material Adverse Effect	42
4.8	Legal Proceedings	42
4.9	SEC Filings	42
4.10	Equity Financing	42
4.11	No Knowledge of Breach of Seller’s Warranties or Representations.	42

ARTICLE V CERTAIN COVENANTS AND AGREEMENTS		43

5.1	Access and Investigation	43
5.2	Operation of the Company’s Business	43
5.3	Notification	46
5.4	No Negotiation	47
5.5	Employee Matters	47
5.6	Related Party Transactions	48
5.7	Public Announcements	48
5.8	Reasonable Efforts; Further Assurances; Cooperation	48
5.9	Tax Matters	49
5.10	Customer Visits	52
5.11	Restrictive Covenants	53
5.12	Release	54
5.13	Working Capital	55
5.14	Interim Financials	55
5.15	R&W Insurance Policy	55
5.16	Financing	55
5.17	Cooperation with Financing	56
5.18	Consents and Filings	56
5.19	Operating Assets	57
5.20	Existence and Name Change	57
5.21	Maintenance of Insurance	58
5.22	Cash	58
5.23	Tail Insurance.	58

ARTICLE VI GENERAL CONDITIONS TO CLOSING		58

6.1	No Injunction or Prohibition	58
6.2	HSR Act	58

ARTICLE VII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER		59

7.1	Accuracy of Representations	59
7.2	Performance of Covenants	59
7.3	Seller Compliance Certificate	59
7.4	Consents	59
7.5	Ancillary Agreements and Deliveries	59
7.6	Preliminary Closing Statement and Payoff Letters	59
7.7	Release of Encumbrances	60
7.8	Stockholder Agreements	60
7.9	No Material Adverse Effect	60
7.10	No Restraints	60
7.11	No Litigation	60
7.12	R&W Insurance	60
7.13	Third Party Expense Statements and Releases	60
7.14	Subordination Agreement	60
7.15	Evidence of Title	61
7.16	Reorganization	61
7.17	Restrictive Covenant Agreements	61
7.18	Employment Agreements	61
7.19	Cash	61
7.20	Invention Assignment Agreements	61
7.21	Stephens Agreement	61

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER		62

8.1	Accuracy of Representations	62
8.2	Performance of Covenants	62
8.3	Purchaser Compliance Certificate	62
8.4	Ancillary Agreements and Deliveries	62
8.5	No Restraints	62
8.6	Consents	62

ARTICLE IX CLOSING		63

9.1	Closing	63
9.2	Seller and Company Closing Deliveries	63
9.3	Purchaser Closing Deliveries	64

ARTICLE X TERMINATION		65

10.1	Termination Events	65
10.2	Effect of Termination	66

ARTICLE XI INDEMNIFICATION		66

11.1	Indemnification Obligations of Seller	66
11.2	Indemnification Obligations of the Purchaser	67
11.3	Limitations on Seller Indemnification Liability	67
11.4	Indemnification Procedure	69
11.5	Survival Period	71

11.6	Investigations	72
11.7	Manner of Payment and Sources of Recovery	72
11.8	Tax Treatment	73

ARTICLE XII MISCELLANEOUS PROVISIONS		73
12.1	Parent Guarantee	73
12.2	Further Assurances	73
12.3	Fees and Expenses	73
12.4	Waiver; Amendment	73
12.5	Entire Agreement	73
12.6	Execution of Agreement; Counterparts; Electronic Signatures	73
12.7	Governing Law; Dispute Resolution	74
12.8	WAIVER OF JURY TRIAL	74
12.9	Assignment and Successors	74
12.10	Parties in Interest	75
12.11	Notices	75
12.12	Construction; Usage	75
12.13	Enforcement of Agreement	76
12.14	Severability	77
12.15	No Third-Party Beneficiaries	77
12.16	Time of Essence	77
12.17	Appendices, Schedules and Exhibits	77

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made as of March 28, 2020 by and among The Center for Toxicology and Environmental Health, L.L.C., an Arkansas limited liability company (the “Company”), Montrose Planning & Permitting, LLC, a Delaware limited liability company (the “Purchaser”), Montrose Environmental Group, Inc., a Delaware corporation (“Parent”), CTEH Holdings, LLC, an Arkansas limited liability (the “Seller”), and, solely for purposes of Article XI, the Seller Indemnifying Members.

RECITALS:

A.	The Seller owns and controls 100% of the issued and outstanding membership interests of the Company (the “Interests”).

B.	Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, the Interests on the terms and subject to the conditions set forth herein.

C.	Prior to the Closing, Seller shall contribute the Other Seller Subsidiaries to the Company (the “Reorganization”).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not defined herein shall have the meanings ascribed to them in Appendix A attached hereto.

ARTICLE II

AUTHORIZATION; PURCHASE AND SALE; CLOSING

2.1 Purchase and Sale. Subject to the terms and conditions hereof, at the Closing, the Seller shall sell, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all right, title and interest in and to the Interests, free and clear of all Encumbrances.

2.2 Purchase Price. Subject to adjustment pursuant to Section 2.7 of this Agreement, the aggregate amount to be paid for the Interests shall be Two Hundred Million Dollars and No Cents ($200,000,000) (the “Purchase Price”), of which One Hundred Seventy-Five Million Dollars and No Cents ($175,000,000) shall be payable at the Closing in cash in accordance with Section 2.4 (the “Cash Purchase Price”), subject to adjustments set forth in Section 2.4(a)(ii), and Twenty-Five Million Dollars and No Cents ($25,000,000) shall be paid in shares of Parent Common Stock in accordance with Section 2.4 (the “Stock Consideration”). The Cash Purchase Price and Stock Consideration shall be adjusted at Closing based on the Issuance Price in order to avoid the issuance of fractional shares, with the sum being equal to the Purchase Price.

2.3 Preliminary Closing Statement. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser the Preliminary Closing Statement.

2.4 Payment of Purchase Price.

(a)	On the Closing Date, the Purchaser shall:

(i)	pay, repay or cause to be repaid the Closing Date Indebtedness and Closing Date Expenses, each as set forth in the Preliminary Closing Statement and the applicable Payoff Letters and invoices;

(ii)

pay or cause to be paid to the Seller an aggregate cash amount equal to the Estimated Cash Purchase Price minus the Escrow Cash minus the USVI Tax Escrow (the resulting amount, the “Closing Date Payment”);

(iii)	cause to be issued in the name of the Seller a number of shares of Parent Common Stock, calculated in accordance with Section 2.5, constituting the Non-Escrow Stock;

(iv)

deposit a portion of the Stock Consideration equal to an aggregate amount of Fifteen Million Dollars and No Cents ($15,000,000.00) (the “Escrow Stock”, with the remaining portion of the Stock Consideration being referred to herein as the “Non-Escrow Stock”) with the SunTrust Bank, a Georgia banking corporation (the “Escrow Agent”) to hold in escrow in accordance with Section 2.6 and the Escrow Agreement;

(v)	deposit Nine Hundred Thousand Dollars and No Cents ($900,000) (the “Escrow Cash”) with the Escrow Agent to hold in escrow in accordance with the terms of the Escrow Agreement; and

(vi)	deposit One Hundred Twenty-Four Thousand Dollars and No Cents ($124,000) (the “USVI Tax Escrow”) with the Escrow Agent to hold in escrow in accordance with the terms of the Escrow Agreement.

(b) All cash payments required under this Section 2.4 or any other provision of this Agreement shall be made by wire transfer of immediately available funds to such bank account as shall be designated in writing by the Person to which the applicable payment is due.

(c) Upon payment to the Seller of any amounts required to be paid to the Seller or Escrow Agent under this Section 2.4 or any other provision of this Agreement, such payment will be deemed to have been delivered to the Seller. The parties hereto acknowledge and agree that the Purchaser shall be relieved of all liability for such amounts once such payments have been delivered to the Seller or Escrow Agent (as applicable).

2.5 Issuance of Parent Common Stock.

(a) The number of shares of Parent Common Stock to be issued pursuant to Section 2.4(a)(iii)–(iv) above shall be rounded down to the nearest whole share and the value of the Stock Consideration shall be rounded down to reflect the issuance of a whole number of shares and any remaining cash balance for fractional shares not issued shall be paid in cash in lieu of Parent Common Stock to the Seller.

(b) For all purposes under this Agreement, each share of Parent Common Stock issued at Closing shall be deemed to have a value of Thirty-One Dollars and Sixty Cents ($31.60) per share (the determined value of a share of the Parent Common Stock at Closing, the “Issuance Price”).

(c) For purposes of any Parent Common Stock issued in connection with the payment of the 2020 Earnout Amount to the extent earned, each share of Parent Common Stock issued shall be deemed to have the following value:

(i)

If payment of the 2020 Earnout Amount occurs prior to Parent consummating an IPO, the value of each share of Parent Common Stock issued as part of the 2020 Earnout Amount shall be equal to the most recent valuation determined by a third-party valuation company engaged by Parent, prepared on a consistent basis with prior valuations of Parent Common Stock and taking into account the acquisition of the Company; provided, if Seller provides written notice to Purchaser that it disagrees with such valuation within five (5) Business Days of delivery of such valuation to Seller, Purchaser and Seller shall mutually agree upon an independent third party valuation firm to determine the value of a share of Parent Common Stock, and the EBITDA and financial contribution of the Company included in the valuation of the Parent Common Stock shall be the lesser of (x) the Company’s actual 2020 EBITDA or (y) $22,466,667, and the determination of such third-party valuation company shall be final and biding upon the parties, and the fees, costs and expenses of such third-party valuation company shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller;

(ii)

If payment of the 2020 Earnout Amount occurs following consummation of an IPO of Parent, the value of each share of Parent Common Stock shall be equal to the average of the daily volume weighted average closing sale price of one share of Parent Common Stock as reported on the New York Stock Exchange (or the exchange on which the shares of Parent Common Stock are then listed) (the “Volume Weighted Average Price”) for the five trading days immediately prior to the date of valuation.

(d) At the Closing, pursuant to Section 9.2(c), Seller shall deliver to the Purchaser executed joinders to each of Parent’s Investor Rights Agreement, Voting and Drag-Along Agreement, Right of First Refusal and Co-Sale Agreement, including all amendments thereto (collectively, the “Stockholder Agreements” and each, a “Stockholder Agreement”).

2.6 Escrow Amount.

(a) The Escrow Agent shall hold the Escrow Stock, Escrow Cash and USVI Tax Escrow in accordance with the terms and conditions of an escrow agreement, by and among the Parent, the Seller, and the Escrow Agent, in substantially the form attached hereto as Exhibit 2.6 (the “Escrow Agreement”). The Escrow Stock and Escrow Cash shall remain in escrow following the Closing to cover any indemnification claims in accordance with the terms of the Escrow Agreement and Section 11.7 hereof. The USVI Tax Escrow shall remain in escrow following the Closing to cover any indemnification claim related to USVI Exposure.

(b) The Escrow Agreement shall provide that the Escrow Stock shall be released as follows (each date of escrow release, an “Escrow Release Date”) and the value of each share of Parent Common Stock for purposes of this Section 2.6(b) equal to the Issuance Price:

(i)

twenty-five percent (25%) of the Escrow Stock then remaining in escrow less a number of shares of Parent Common Stock with a value equal to the amount of any outstanding claims will be released to Seller on the nine (9) month anniversary of the Closing Date (the “First Escrow Release Date”);

(ii)

thirty-three and one-third percent (33.33%) of the Escrow Stock then remaining in escrow less a number of shares of Parent Common Stock with a value equal to the amount of any outstanding claims will be released to Seller on the twelve (12) month anniversary of the Closing Date;

(iii)

fifty percent (50%) of the Escrow Stock then remaining in escrow less a number of shares of Parent Common Stock with a value equal to the amount of any outstanding claims will be released to Seller on the fifteen (15) month anniversary of the Closing Date; and

(iv)

any Escrow Stock then remaining in escrow less a number of shares of Parent Common Stock with a value equal to the amount of any outstanding claims will be released to Seller on the eighteen (18) month anniversary of the Closing Date (the “Final Escrow Release Date”.

2.7 Purchase Price Adjustment.

(a) Within ninety (90) days following the Closing Date, the Purchaser shall prepare and deliver to the Seller a written statement (the “Final Closing Statement”) that shall include and set forth (i) a consolidated balance sheet of the Company and its Subsidiaries as of the Measurement Date (the “Closing Balance Sheet”) and (ii) a calculation of the actual (A) Net

Working Capital (the “Closing Net Working Capital”), (B) Closing Date Indebtedness (the “Closing Indebtedness”), (C) Cash (the “Closing Cash”), and (D) Closing Date Expenses (the “Closing Transaction Expenses”) (with Closing Transaction Expenses determined as of immediately prior to the Closing and each of Closing Net Working Capital, Closing Indebtedness, and Closing Cash determined as of the Measurement Date and, except for Closing Transaction Expenses, without giving effect to the transactions contemplated herein). Closing Net Working Capital, Closing Indebtedness and Closing Cash shall be calculated in accordance with the Applicable Accounting Principles.

(b) The Final Closing Statement shall become final and binding on the fifteenth (15th) day following delivery thereof, unless prior to the end of such period, the Seller delivers to Purchaser written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses, as set forth in the Final Closing Statement. The Seller shall be deemed to have agreed with all items and amounts of Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.7(c). Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses as reflected on the Final Closing Statement not being calculated in accordance with this Section 2.7.

(c) During the 15-day period following delivery of a Notice of Disagreement by the Seller to the Purchaser, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses as specified therein. Any disputed items resolved in writing between the Seller and Purchaser within such 15-day period shall be final and binding with respect to such items, and if the Seller and the Purchaser agree in writing on the resolution of each disputed item specified by the Seller in the Notice of Disagreement and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, the amounts so determined shall be final and binding on the parties for all purposes hereunder. If the Seller and the Purchaser have not resolved all such differences by the end of such 15-day period, the Seller and the Purchaser shall submit, in writing, to the Accounting Referee, their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, and the Accounting Referee shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, which determination shall be final and binding on the parties for all purposes hereunder and shall not be subject to appeal or further review. The Accounting Referee shall consider only those items and amounts in the Seller’s and the Purchaser’s respective calculations of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses that are identified as being items and amounts to which the Seller and the Purchaser have been unable to agree. In resolving any disputed item, the Accounting Referee may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Accounting Referee to render a written decision resolving the matters submitted to it as promptly as practicable, and in any event within 30 days following the submission thereof. Judgment may be entered upon the written determination of the Accounting Referee in accordance with Section 12.7. In acting under this Agreement, the Accounting Referee will be entitled to the powers, privileges and immunities of an arbitrator.

(d) All fees and expenses of the Accounting Referee shall be borne by the party whose determination of the Net Adjustment Amount is furthest from that finally determined by the Accounting Referee. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(e) The Purchaser and the Seller will, and will cause the Company (in the case of the Seller, prior to the Closing and, in the case of the Purchaser, during the period from and after the date of delivery of the Final Closing Statement through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.7) to afford the other party and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company and its Subsidiaries (including the Other Seller Subsidiaries) and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.7. Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations of the Net Working Capital, Cash and Closing Date Indebtedness as specified in this Section 2.7; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(f) The Estimated Cash Purchase Price shall be adjusted, upwards or downwards, as follows:

(i)

For purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to (A) the Closing Net Working Capital as finally determined pursuant to this Section 2.7 minus the Estimated Net Working Capital, plus (B) the Estimated Indebtedness minus the Closing Indebtedness as finally determined pursuant to this Section 2.7, plus (C) the Closing Cash as finally determined pursuant to this Section 2.7 minus the Estimated Cash, plus (D) the Estimated Transaction Expenses minus the Closing Transaction Expenses as finally determined pursuant to this Section 2.7;

(ii)

If the Net Adjustment Amount is positive, the Closing Date Payment shall be adjusted upwards in an amount equal to the Net Adjustment Amount. In such event, the Purchaser shall pay to the Seller an amount in cash equal to the Net Adjustment Amount within five (5) Business Days following determination of such Net Adjustment Amount; and

(iii)

If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Closing Date Payment shall be adjusted downwards in an amount equal to the Net Adjustment Amount. In such event, the Seller shall pay to the Purchaser an amount equal to the Net Adjustment Amount within five (5) Business Days following determination of the Net Adjustment Amount. If elected by Purchaser, such payment shall be made, in whole or in part, from a release of Escrow Cash and/or Escrow Stock (valued using the applicable valuation method set forth in Section 2.5(b))by the Escrow Agent to Parent or Purchaser, in accordance with the Escrow Agreement.

(g) For purposes of calculating Net Working Capital and the Net Adjustment Amount, the following adjustments shall be made to the Net Working Capital: Seller shall only receive credit for Receivables actually collected through such date of calculation. For the avoidance of doubt, any uncollected Receivables at the time of the calculation shall not be included in the calculation of Net Working Capital or the Net Adjustment Amount and any Receivables actually collected in excess of the net Receivables used in the calculation of the Net Working Capital on the Preliminary Closing Statement shall be included, without duplication, in the Closing Balance Sheet and the calculation of the Closing Net Working Capital .

(h) In the event any Receivables that had not been collected at the time of calculating the Net Working Capital and the Net Adjustment Amount, as applicable, are collected within sixty (60) days following delivery of the Final Closing Statement (such sixty (60) day period, the “First Receivables True-up Period”), Purchaser shall provide the Seller with an additional statement showing the additional Receivables collected from the Measurement Date through such date and, subject to Seller’s agreement with the calculations thereof, pay to the Seller such additional collected Receivables. In the event any Receivables that had not been collected at the time of calculating the Net Working Capital and the Net Adjustment Amount, as applicable, nor during the First Receivables True-Up Period, are collected within sixty (60) days following the expiration of the First Receivables True-up Period (such period, the “Second Receivables True-up Period”), Purchaser shall provide the Seller with an additional statement showing the additional Receivables collected during the Second Receivables True-up Period and, subject to Seller’s agreement with the calculations thereof, pay to the Seller such additional collected Receivables. Any Receivables uncollected following the expiration of the Second Receivables True-up Period shall be assigned to Seller at no value; provided, however, that Seller shall have no right to, and shall not, pursue any Legal Proceeding to collect any of such Receivables if such Receivables are collectible from a current customer of Purchaser or its Subsidiaries without the prior written consent of Purchaser which shall not be unreasonably withheld, conditioned or delayed.

(i) Any payments made pursuant to this Section 2.7 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

2.8 Calculation of Earnout Amounts. In addition to the Purchase Price, Purchaser shall pay to the Seller the earnout amounts set forth below (together, the “Earnout Amounts”) in accordance with the terms and conditions of this Section 2.8.

(a) 2020 Earnout Amount. Seller shall be entitled to a 2020 Earnout Amount if the Business EBITDA achieved by the Business in the twelve (12)-month period ending on December 31, 2020 (the “2020 Earnout Period” and the Business EBITDA during such period, the “2020 EBITDA”) exceeds Eighteen Million Three Hundred Thousand Dollars ($18,300,000) (the “Base EBITDA”). The “2020 Earnout Amount,” if any, shall equal the product of twelve (12) multiplied by the amount by which the 2020 EBITDA exceeds the Base EBITDA; provided, that the 2020 Earnout Amount shall in no event exceed $50,000,000. For the avoidance of doubt, if the 2020 EBITDA is less than the Base EBITDA, then the Seller shall not be entitled to any 2020 Earnout Amount. If Parent has consummated an IPO or sale of Parent Common Stock in a private placement offering following the date hereof but prior to payment of the 2020 Earnout Amount, the proceeds of which are no less than Seventy-Five Million Dollars ($75,000,000) (a “Qualifying Equity Raise”), the 2020 Earnout Amount shall be payable fifty percent (50%) in cash and the remaining fifty percent (50%), at Purchaser’s election, in cash or Parent Common Stock, with the Parent Common Stock valued in accordance with Section 2.5(c). If Parent has not consummated a Qualifying Equity Raise following the date hereof and prior to the payment of the 2020 Earnout Amount, the 2020 Earnout Amount shall be paid one hundred percent (100%) in Parent Common Stock, with the Parent Common Stock valued in accordance with Section 2.5(c).

(b) 2021 Earnout Amount. Seller shall be entitled to a 2021 Earnout Amount if the Business EBITDA achieved by the Business in the twelve (12)-month period ending on December 31, 2021 (the “2021 Earnout Period” and the Business EBITDA during such period, the “2021 EBITDA”) exceeds the 2020 EBITDA. The “2021 Earnout Amount,” if any, shall equal the product of ten (10) multiplied by the amount by which the 2021 EBITDA exceeds the 2020 EBITDA; provided, however, that (i) if the 2020 EBITDA is less than the Base EBITDA, the 2021 Earnout Amount shall be equal to the product of ten (10) multiplied by the amount by which the 2021 EBITDA exceeds the Base EBITDA and (ii) if the 2020 EBITDA was greater than $22,466,667, then the 2021 Earnout Amount shall be equal to the product of ten (10) multiplied by the amount by which the 2021 EBITDA exceeds $22,466,667; provided, further, that the 2021 Earnout Amount shall in no event exceed $30,000,000. For the avoidance of doubt, if the 2021 EBITDA is less than (x) the lesser of $22,466,667 and the 2020 EBITDA or (y) the Base EBITDA, then the Seller shall not be entitled to any 2021 Earnout Amount. The 2021 Earnout Amount shall be payable in cash.

(c) No later than fifteen (15) Business Days following the date on which the Purchaser’s audited financial statements for the twelve (12) month periods ending December 31, 2020 and December 31, 2021 are completed, the Purchaser shall prepare and deliver to the Seller a report (the “Earnout Report”) in the form of Exhibit 2.8(c) attached hereto, setting forth the Management’s calculation of 2020 EBITDA or 2021 EBITDA, as applicable, and the resulting Earnout Amount, if any, payable to the Seller. If the Seller has any objections to the calculation of the 2020 EBITDA or 2021 EBITDA, as applicable, and the resulting Earnout Amount, as reflected in the Earnout Report, then the Seller shall deliver a written letter setting forth the disagreement and the basis therefor in reasonable particularity (the “Earnout Objections Statement”) to the Purchaser within thirty (30) days after Purchaser’s delivery of the Earnout

Report. If the Seller fails to deliver an Earnout Objections Statement within such thirty (30)-day period, then the calculation of 2020 EBITDA or 2021 EBITDA, as applicable, and the resulting Earnout Amount, if any, set forth in the Earnout Report shall become final, binding and conclusive on all parties hereto. If the Seller delivers an Earnout Objections Statement within such thirty (30)-day period, then the Seller and the Purchaser shall attempt promptly to resolve such disagreement in good faith. During such period, and upon receiving reasonable advance written notice, Purchaser and the Company shall give the Seller and its representatives reasonable access during business hours to all relevant books and records (including work papers) of the Business to the extent required to complete Seller’s review of the Earnout Report. If a final resolution is not obtained within thirty (30) days after the Seller has submitted the Earnout Objections Statement, any remaining matters which are in dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by the Accounting Referee. The Accounting Referee will prepare and deliver a written report to the Purchaser and the Seller and will submit a resolution of such unresolved disputes promptly, but in any event within thirty (30) days after the dispute is submitted to the Accounting Referee. The Accounting Referee’s determination of such unresolved disputes will be final, binding and conclusive upon all parties hereto. The costs, expenses and fees of the Accounting Referee shall be borne by the party whose calculation of the Earnout Amount has the greatest difference from the final Earnout Amount as determined by the Accounting Referee pursuant to this Section 2.8(c). Within five (5) Business Days after each of the Earnout Amounts become final and binding in accordance with this Section 2.8(c), the Purchaser shall pay to the Seller any additional Earnout Amounts, if any, owed to the Seller. Judgment may be entered upon the written determination of the Accounting Referee in any court referred to in Section 12.7.

(d) In addition to the annual Earnout Report described in subparagraph (c) above, no later than forty (45) days following the end of each calendar quarter during the Earnout Period, Management shall prepare and deliver to the Purchaser an estimated Earnout Report setting forth Management’s calculation of year-to-date 2020 EBITDA or 2021 EBITDA, as applicable. For the avoidance of doubt, the interim year-to-date 2020 EBITDA or 2021 EBITDA, as applicable, delivered to Purchaser pursuant to this subparagraph (d) shall be for informational purposes only and shall not be binding and conclusive on the parties.

(e) Notwithstanding anything to the contrary in this Agreement, the amounts owed to the Seller pursuant to this Section 2.8 will be subordinate to the Purchaser’s obligations under that certain Fifth Amended and Restated Credit Agreement, dated as of July 24, 2019, as may be amended, restated, refinanced, extended, or replaced by and among the Borrower and the Guarantors named therein, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Capital One Bank National Association and Fifth and Third Bank, as Co-Syndication Agents, Fifth Third Bank, as Documentation Agent, and the Lenders named therein (as amended, restated, refinanced, extended or replaced from time to time, the “Credit Agreement”). The Seller shall enter into a subordination agreement in the form attached hereto as Exhibit 2.8(e) (the “Subordination Agreement”) at the Closing.

(f) The Earnout Amount shall represent only a right to receive cash and/or Parent Common Stock from the Purchaser, subject to the terms set forth herein. The Earnout Amount shall not be deemed an interest in any security, nor shall it possess any attributes of shareholder interests and shall not entitle the holders thereof to any rights of any kind other than as specifically set forth herein, including, without limitation, any rights as a security holder or owner in the Company; provided, that the foregoing shall not limit the rights of any Parent Common Stock to the extent Parent Common Stock is issued in full or partial satisfaction of the 2020 Earnout Amount. Except for the Parent Common Stock, if any, issued as full or partial satisfaction of the 2020 Earnout Amount, the Earnout Amount shall not be represented by any form of certificate or any other instrument. Except as set forth in Section 2.8(k), no interest is payable with respect to the Earnout Amount. Seller may not sell, exchange, transfer or otherwise dispose of its right to receive any portion of the Earnout Amount, other than (A) by the laws of descent and distribution or succession or (B) by assignment of all rights thereto after the Closing Date to a transferee with the prior written consent of Purchaser.

(g) The parties hereto acknowledge that there is no assurance that the Seller will receive any Earnout Amount, and Purchaser has not projected any Earnout Amount or promised any Earnout Amount except to the extent the Purchaser is bound hereby to pay such Earnout Amount according to the terms set forth herein. The Earnout Amounts are speculative and are subject to numerous factors outside the control of Purchaser and its Affiliates and, accordingly, there is no assurance that Seller will receive the Earnout Amounts.

(h) Unless otherwise agreed to in writing by Purchaser and Seller, during the 2020 Earnout Period and the 2021 Earnout Period, Purchaser shall, and shall cause its controlled Affiliates to:

(i)

Allow the Management of the Company to operate the Business consistent with past practice and in their reasonable discretion, for so long as, and only for so long as, all of the following criteria are satisfied (in each case, subject to any written waiver by Purchaser of compliance with any such criteria or any written consent granted by Purchaser that allows the Company to operate outside of any such criteria):

(A)	the EBITDA of the Company is not twenty percent (20.0%) or more below the applicable quarterly budget, for two (2) consecutive fiscal quarters, measured quarterly commencing with January 1st, 2020;

(B)

unless at any point it is projected by Seller that the maximum Earnout Amount payable pursuant to Section 2.8(b) and Section 2.8(c) for either 2020 or 2021, as applicable, will be earned, then Seller will not spend more than $100,000 in excess of the budget for Account Code 61510 – Marketing Expense, nor incur more than $100,000 of personnel costs (specifically—salary, taxes, benefits) related to the Major Projects Team in excess of what is set forth in the Applicable Budget, nor offer pricing discounts greater than twenty-five percent (>25%) off of Sellers historical pricing practices or rate sheet, without prior written approval from Purchaser;

(C)

except as may otherwise be agreed by Purchaser, the Company does not enter into any Contracts with customers, suppliers, employees, independent contractors or other third parties with terms that are inconsistent with past practice or that would create liabilities beyond the 2021 Earnout Period, except for such liabilities that arise in the ordinary course of business and are a result of the amendment, renewals or extension of any Contract in effect on the Closing Date so long as the terms of the amendment or extension are materially consistent with the existing terms of such Contract;

(D)	the Company is fulfilling its obligation under all contracts and is in compliance with all Laws to which it is subject;

(E)

there are no changes to base compensation, employee benefits or bonus eligibility for employees of the Business other than those included in the Applicable Budget or in the ordinary course of business;

(F)	the Company does not enter into any new long term commitments (including real estate leases) or renew the terms of any long term commitments; and

(G)	the Company does not make any capital expenditure except as budgeted in the Applicable Budget or otherwise consistent with the existing Schedule of Authorities;

provided, however, that the following changes to the Company or the Business shall be expressly permitted in the discretion of Purchaser and shall not be deemed to be inconsistent with the operation of the Business by Management in accordance with past practices and in the reasonable discretion of Management:

(ii)	replacement of directors, managers or officers of the Company;

(iii)

replacement of any employee of the Company (A) for performance reasons, (B) with good reason in accordance with any violation of Purchaser’s or any Affiliates’ employee handbook policies and procedures (C) or after discussion with Management in the event Management has not satisfied one of the covenants set forth in clauses (A) through (G) above;

(iv)	implementation of Parent’s policies and procedures, to the extent the purpose of such policy or procedure is not to negatively impact the EBITDA of the Company;

(v)	changes in legal structure;

(vi)	changes in Company bank accounts and treasury functions; and

(vii)

any other changes that (A) may be required by Law (including securities regulations and exchange requirements), (B) are necessary or advisable in order to comply with contracts to which Purchaser or the Company is party, (C) are necessary or advisable in order to comply with Purchaser accounting and control policies and security protocols and/or (D) the Purchaser (and/or its board of directors) determines in good faith are advisable in order to comply with its fiduciary duties to its stockholders or are otherwise in the best interests of its stockholders.

Purchaser acknowledges that the results and impact of any changes above shall be subject to the provisions of Section 2.8(j) below and any positive or negative impacts to EBITDA resulting from actions by Purchaser in breach of Section 2.8(h)(i) shall not be included in the calculations to ensure that the performance targets are measured against a comparable Base EBITDA.

Except as otherwise set forth in any separate written agreement with any employee, officer, director or consultant of the Company, nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Affiliates any right to continued employment, or shall interfere with or restrict in any way the rights of the Company, Purchaser or any of their respective Affiliates to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Affiliates at any time for any reason whatsoever, with or without cause.

(i) The parties understand and agree that the Purchaser shall be able to freely run the Business in its sole discretion following a breach by Management of any of the covenants set forth in Section 2.8(h)(i)(A)–(G). Following such breach by Management, Purchaser shall have no obligation to operate, or otherwise take action in respect of, the Business in order to cause the achievement the Earnout Amounts or the maximizing of any Earnout Amounts; provided, that Purchaser shall not take any action the purpose of which is to impair the ability of the Business to achieve the Earnout Amounts; and provided, further, that the Purchaser shall act in good faith and consult with Management prior to making any material decisions affecting the Business. Neither Purchaser nor any of its Affiliates shall owe any fiduciary duty or express or implied duty to the Seller in respect of the Earnout Amounts or otherwise (and the Seller hereby waives any such duties) and the parties solely intend for the express provisions of this Agreement, including the covenants set forth in Section 2.8(h), and the other agreements contemplated hereby to govern their contractual relationship. Management shall not take any action to manipulate the financial results of the Business or otherwise take any action outside the ordinary course of business the primary purpose of which is to enhance the ability of the Business to achieve the Earnout Amounts.

(j) For the avoidance of doubt, the maximum Earnout Amounts payable to the Seller for the 2020 Earnout Amount and the 2021 Earnout Amount are $50,000,000 and $30,000,000, respectively. In calculating the 2020 EBITDA and the 2021 EBITDA, the parties agree that any positive or negative impacts to EBITDA resulting from integration with Purchaser’s systems, processes, and/or policies (i.e. software license costs/savings, health benefits costs/savings, etc.), loss of any Customers due to conflicts or terminations required as a consequence of, and directly resulting from, the consummation of the transactions contemplated hereby or any allocation of corporate overhead, corporate travel expenses for Purchaser’s executives or other similar expenses shall not be included in the calculations to ensure that the performance targets are measured against a comparable Base EBITDA.

(k) In the event Purchaser is restricted or prohibited under the terms of the Credit Agreement from making payment of any portion of the 2020 Earnout Amount and the 2021 Earnout Amount earned and payable to Seller, then such amount(s) shall be represented by one or more promissory notes dated as of the date payment was otherwise due under this Agreement due and payable immediately upon the earlier of (i) the waiver, release or termination of the prohibition or restriction on the ability to make such payment under the Credit Agreement or (ii) any termination of the Credit Agreement. Such note(s) shall be subject to the terms of the Subordination Agreement, bear interest at the rate of ten percent (10%) per annum until paid in full; provided, that the issuance of the note(s) shall not constitute a waiver or cure of Purchaser’s breach of its covenant(s) to pay the Earnout Amounts or preclude Seller from pursuing any remedy available as a result of such breach; provided, further, however, Seller shall not be entitled to declare a breach or pursue any remedy as a result of such breach until the date following the later of (i) the date that is 90 days following the issuance of the note(s) and (ii) the expiration of the terms of the Subordination Agreement.

(l) To the extent that Purchaser pays one hundred percent (100%) of the 2020 Earnout Amount in Parent Common Stock, Seller shall be entitled to cause fifty percent (50%) of such Parent Common Stock to be included as part of the Parent Common Stock being offered in any subsequent IPO or private placement offering of Parent Common Stock the purpose of which is to raise capital.

(m) All payments made pursuant to this Section 2.8 shall be treated by the parties for tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.

2.9 Withholding. Each of Purchaser, the Escrow Agent and their respective agents shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement or any ancillary agreements such amounts as it determines it is required to deduct and withhold with respect to the making of any amount payable to any Person pursuant to this Agreement or any ancillary agreements under the Code, the rules and regulations promulgated thereunder or any provision of applicable Tax Law. Any such deducted and withheld amounts shall be treated for all purpose of this Agreement and the ancillary agreements as having been paid to the applicable Person in respect of whom such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY AND THE SELLER

Except as set forth on the Seller Disclosure Schedule, the Company and Seller hereby represents and warrants to the Purchaser, as of the date hereof, and as of the Closing Date, as set forth below. Any reference to the term “the Company” in this ARTICLE III shall refer to the Company, its Subsidiaries, any predecessor entity, and (i) CTEH Leasing, LLC, (ii) CTEH

Properties, LLC, (iii) CTEH Government Services, LLC, and (iv) CTEH IT Services, LLC (clause (i)–(iv) collectively, together with all of their respective Subsidiaries, the “Other Seller Subsidiaries”). The parties hereto acknowledge and agree that although each disclosure set forth in the Seller Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual Section or Subsection of this Agreement and such disclosure shall also constitute disclosure on any other Section or Subsection on which such disclosure is applicable as is reasonably apparent on its face.

3.1 Organization; Standing and Power; Subsidiaries.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of Arkansas, has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on the Business as now being conducted, and is duly qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction listed in Section 3.1(a) of the Seller Disclosure Schedule, which jurisdictions constitute as of the date hereof the only jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary or advisable.

(b) The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names “CTEH”, “Center for Toxicology and Environmental Health, LLC” and “The Center for Toxicology and Environmental Health, LLC”.

(c) Section 3.1(c) of the Seller Disclosure Schedule accurately sets forth (i) the names of the managers of the Company, (ii) the names of the members of the Company and the Seller and (iii) the FEIN of the Company.

(d) Section 3.1(d) of the Seller Disclosure Schedule sets forth, as of the date hereof, all Subsidiaries of the Company and all Subsidiaries of Seller, together with the jurisdiction of organization of each such Subsidiary. All the membership interests in each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Encumbrances. Except as set forth in Section 3.1(d) of the Seller Disclosure Schedule, the Company does not currently have, and has never had, any Subsidiaries or a minority investment in any entity.

3.2 Articles of Organization and Operating Agreement; Records. The Company has delivered to the Purchaser true, correct and complete copies of: (a) the articles of organization and operating agreement (or comparable governing documents), including all amendments thereto; (b) the membership interest records of the Company (or comparable records of equity interests) and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the managers and/or members (or equivalent governing body), of the Company (the items described in (a), (b) and (c) above, collectively, the “Company Constituent Documents”). There has not been any violation of the Company Constituent Documents, and the Company has not taken any action that is inconsistent with the Company Constituent Document. For each Subsidiary of the Company, the Company has delivered to the Purchaser true, correct and complete copies of (a) such Subsidiary’s articles of organization and operating agreement (or comparable governing documents), including all amendments thereto (b) such Subsidiary’s membership records (or comparable records of equity interests) and (c) any existing minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of such Subsidiary’s members and/or directors (or comparable governing body) (the items described in (a), (b) and (c) above, collectively, the “Subsidiary Constituent Documents”). There has not been any violation of the Subsidiary Constituent Documents, and the Company, directly or through its Subsidiary, has not taken any action that is inconsistent with the Subsidiary Constituent Documents.”

3.3 Authority; Binding Nature of Agreement. Seller and the Company have the absolute and unrestricted, right, power, authority and capacity to enter into and perform his, her or its respective obligations under this Agreement and Seller Related Agreement to which he, she or it is a party. This Agreement and Seller Related Agreement constitute the legal, valid and binding obligation of Seller and the Company, as applicable, enforceable against Seller and the Company, as applicable, in accordance with its (or their respective) terms.

3.4 Absence of Restrictions and Conflicts; Required Consents. Neither the execution, delivery or performance by any of the Seller or the Company of this Agreement or any of the Seller Related Agreements, nor the consummation of the transactions contemplated by this Agreement or any of the Seller Related Agreement, will directly or indirectly (with or without the giving of notice or the lapse of time or both): (a) violate or conflict with any Company Constituent Document or Subsidiary Constituent Document; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, Seller, or any asset owned or used by the Company; (c) conflict with, or result in any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under, or result in any fee, penalty or similar payment under, any permit, authorization, obligation, , Company Contract or other instrument to which the Company or Seller is a party or to which any asset owned or used by the Company is subject; or (d) result in the creation or imposition of any Encumbrance on any asset owned or used by the Company. No consent, approval, waiver or authorization is required to be obtained from any Person in connection with the execution, delivery and performance by Seller or the Company of this Agreement or any of the Seller Related Agreements, or the consummation of any of the other transactions contemplated hereby or thereby, except for such filings as may be required under the HSR Act. No “fair price,” “interested shareholder,” “business combination” or similar provision of any state takeover Law is applicable to the transactions contemplated by this Agreement or the Related Agreements.

3.5 Capitalization.

(a) All of the authorized limited liability interests of the Company have been issued to and are outstanding in the name of Seller and constitute the Interests. All of the Interests have been duly authorized and validly issued, and are fully paid and non-assessable and are owned of record and beneficially by the Seller, free and clear of all Encumbrances. All of the Interests have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws, and (ii) all requirements set forth in the Company Constituent Documents and applicable Contracts.

(b) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the membership interests of the Company or obligating Seller or the Company to issue or sell any membership interests of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Interests.

3.6 Company Financial Statements; Undisclosed Liabilities.

(a) Section 3.6(a) of the Seller Disclosure Schedule includes true, correct and complete copies of the Seller’s and the Company’s (i) consolidated audited financial statements consisting of the balance sheet of the Company as of December 31 in each of the years 2019, 2018 and 2017 and the related statements of income and retained earnings, members’ equity and cash flow for the years then ended (the “Financial Statements”) and (ii) internally prepared financial statements consisting of the balance sheet of the Company as at February 29, 2020 and the related statements of income for the period then ended (the “Interim Financial Statements” and together with the Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse). The Company Financial Statements are based on the books and records of the Company, fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated and are in all material respects complete and correct. The balance sheet of the Company as of December 31, 2019 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Company as of February 29, 2020 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”

(b) There are no liabilities or obligations of the Company of any kind whatsoever (absolute, accrued, contingent, determined, determinable or otherwise) and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, except such liabilities or obligations (i) that are fully reflected or provided for in the Balance Sheet or the Interim Balance Sheet or the notes thereto, or (ii) that have arisen in the ordinary course of business, consistent with past practice, since the date of the Balance Sheet and which are not, individually or in the aggregate, material in amount.

(c) Since the Balance Sheet Date, the Company has managed its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice.

3.7 Absence of Changes. Except as set forth on Section 3.7 of the Seller Disclosure Schedule, since the Balance Sheet Date:

(a) no Material Adverse Effect has occurred, and no event, occurrence, development or state of circumstances or facts has occurred that will, or could reasonably be expected to have a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of the Company (whether or not covered by insurance);

(c) no party to any Company Contract has given notice to the Company of any intention, and neither the Company nor Seller has Knowledge of any such intention, not to renew, not to extend, to cancel or otherwise terminate or to materially modify its business relationship with the Company;

(d) the Company has not (i) entered into any Company Contract other than in the ordinary course of business, consistent with past practice, or (ii) amended or prematurely terminated, or waived any right or remedy under, any Company Contract;

(e) the Company has not (i) written off as uncollectible, or established any extraordinary reserve with respect to any indebtedness, or (ii) increased any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practices);

(f) there has not been any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any current or former director, manager, officer or Employee, (ii) increase in, or acceleration of, the compensation or benefits payable under any existing severance or termination pay policies or employment agreements, (iii) entry into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any Employee or manager, director or officer of the Company, (iv) establishment, adoption or amendment (except as required by applicable Laws) of any collective bargaining, equity option, restricted unit, bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, or any other benefit plan or arrangement covering any Employees or officers, consultants, managers or directors of the Company, or (v) increase in, or acceleration of, compensation, bonus or other benefits payable to any Employees or officers, consultants, managers or directors of the Company;

(g) the Company has not changed any of its methods of accounting or accounting practices in any respect;

(h) there has not been any (i) Tax election made, revoked or changed, (ii) annual tax accounting period changed, (iii) method of tax accounting adopted or changed, (iv) Tax Returns or claims for Tax refunds filed (other than in the ordinary course consistent with past practice), (v) closing, Tax allocation, Tax sharing, Tax receivable, Tax indemnity or any similar agreement entered into, (vi) Tax claim, audit, Legal Proceeding or assessment commenced, settled or compromised, (vii) any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes consented to (other than any automatic extension of a due date of a Tax Return), (viii) any power of attorney with respect to Taxes granted or (ix) right to claim a Tax refund, offset or other reduction in Tax liability surrendered;

(i) the Company has not threatened, commenced or settled any Legal Proceeding;

(j) the Company has not entered into any transaction or taken any other action outside the ordinary course of business or inconsistent with its past practices, other than entering into this Agreement and the agreements and transactions contemplated hereby; and

(k) the Company has not agreed to take, or committed to take, any of the actions referred to in clauses “(b)” through “(j)” above.

3.8 Title to and Sufficiency of Assets. The Company has good, valid, insurable, transferable and marketable (and, in the case of Owned Real Property, good, valid, insurable, transferable and marketable fee simple) title to, or valid leasehold interests in, all of its properties and assets, in each case free and clear of all Encumbrances, except for Permitted Encumbrances. The property and other assets owned by the Company or used under enforceable Contracts constitute all of the properties and assets (whether real, personal, or mixed and whether tangible or intangible) necessary and sufficient to permit the Company to conduct its business after the Closing in accordance with its past practice and as presently planned to be conducted.

3.9 Bank Accounts; Receivables.

(a) Section 3.9(a) of the Seller Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of the Company or any Subsidiary at any bank or other financial institution including the name of the bank or financial institution, the account number, the names of all signatories and the balance as of the date hereof.

(b) Except as set forth in Section 3.9(b) of the Seller Disclosure Schedule, all Receivables (i) are valid, existing and collectible in a manner consistent with the Company’s past practices, without resort to legal proceedings or collection agencies, (ii) represent monies due for goods sold and delivered or services rendered in each case in the ordinary course of the Business and (iii) are current and, to the Knowledge of the Company and the Seller, will be collected in full when due (or within the allowances or reserves for doubtful accounts set forth on the Financial Statements) and are not subject to any refund or adjustment or any defense, right of set-off, assignment, restriction, security interest or other Encumbrance. Except as set forth in Section 3.9(b) of the Seller Disclosure Schedule, there are no disputes regarding the collectability of the Receivables.

3.10 Real Property.

(a) Section 3.10(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of the Owned Real Property. Except as set forth on Section 3.10(a) of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries are a lessor or sublessor with respect to any real property lease or similar occupancy agreement with respect to the Owned Real Property. The Seller has provided Purchaser with true, correct and complete copies of all leases and subleases, including all amendments and modifications thereto, that the Company or any of its Subsidiaries is a party to with respect to the Owned Real Property.

(b) There are (A) no agreements entered into by Seller, the Company, or any of its Subsidiaries affecting the Owned Real Property that would be binding on a third party purchaser of such Owned Real Property other than those shown on Schedule B of the Owner’s Title Commitment, and (B) no uncured defaults or event(s) that with the passage of time or the giving of notice or both would constitute a breach of or default with respect to Seller, the Company, or the Owned Real Property with respect to any such agreements. For purposes of this Agreement, “Owner’s Title Commitment” means a current commitment to issue an owner’s policy of title insurance with respect to the Owned Real Property issued by a title company acceptable to Purchaser.

(c) Seller has not received any written notice of any change contemplated in any laws or restrictions materially affecting the Owned Real Property, or any judicial or administrative action with respect to any of the foregoing that would not constitute a Permitted Encumbrance.

(d) As of the date hereof, Seller has caused all outstanding amounts due to contractors, suppliers, vendors, consultants and similar third parties with respect to work performed on or for the benefit of the Owned Real Property on or prior to the date hereof on behalf and at the direction of Seller or the Company or any Subsidiaries, to be paid in full to the extent failure to pay same would not constitute a Permitted Encumbrance.

(e) Section 3.10(e) of the Seller Disclosure Schedule includes a true, correct and complete list of the Leased Real Property. Seller has provided Purchaser with true, correct and complete copies of all leases and subleases, including all amendments and modifications thereto, that the Company or any of its Subsidiaries is a party to with respect to the Leased Real Property. The Company is not a party to any lease, sublease, license, assignment or similar arrangement under which it is a lessor, sublessor, licensor or assignor of, or otherwise makes available for use by any third party of, any portion of the Leased Real Property, and the Company is not in violation, in any material respect, of any material zoning, building, safety or environmental ordinance, acquisition or requirement or Law applicable to any Leased Real Property. The Company does not owe any brokerage commissions or finder’s fees with respect to any Lease which is not paid or accrued in full.

(f) No material damage or destruction has occurred with respect to any of the Leased Real Property for which the Company may be liable. The improvements and fixtures at the Leased Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used by the Company and the Seller.

(g) The premises leased pursuant to each Lease are supplied with utilities and other services necessary for the operation of such premises to conduct the Business of the Company as presently conducted.

(h) Except for the Permitted Encumbrances and real estate loans and mortgages held in the name of the Company’s landlords, none of the Leased Real Property is (i) to the Knowledge of the Company or Seller, subject to (A) any Encumbrances, (B) any decree or order of a Governmental Body (or threatened or proposed decree or order of a Governmental Body), or

(C) any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever, or (ii) subject to (A) any Encumbrances, (B) any decree or order of a Governmental Body (or threatened or proposed decree or order of a Governmental Body), or (C) any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever that would reasonable be expected individually or in the aggregate, (1) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or its Subsidiaries, (2) have more than an immaterial effect on the value thereof or its use, or (3) would impair the ability of such parcel to be sold for its present use.

(i) Neither the Company nor Seller with respect to any Lease has, as of the date hereof, either received or provided any written notice of termination or cancellation, or of any default or event that with notice or lapse of time, or both, would constitute a default by the lessee or lessor under any Lease, that remains unresolved.

3.11 Personal Property.

(a) Except as otherwise noted on Section 3.11(b) of the Seller Disclosure Schedule, and except as would not be material to the Company, all items of tangible personal property and assets of the Company (i) are free of material defects and in good operating condition and in a state of good maintenance and repair, subject to ordinary wear and tear and (ii) were acquired and are usable in the regular and ordinary course of business. All of the tangible personal property and assets of the Company are located at the Leased Real Property.

(b) Section 3.11(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list, general description, general condition, book value and replacement value of each item of tangible personal property of the Company having a replacement value of more than $10,000.00.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Seller Disclosure Schedule contains a true, correct and complete list of all Company Registered Intellectual Property and all material unregistered Company Intellectual Property. The licensing by the Company of any Company Registered Intellectual Property has been subject to commercially reasonable quality control. The Company’s rights in the Company Registered Intellectual Property are valid, subsisting and enforceable. The Company has not received any notice or claim challenging the validity, enforceability, registrability or ownership of any Company Registered Intellectual Property or alleging any misuse of such Company Registered Intellectual Property. The Company will, prior to the Closing Date, provide to Purchaser a list of any actions that are required to be taken within 180 days of the date hereof with respect to the Company Registered Intellectual Property or the prosecution of applications or registrations relating thereto, including the payment of any registration, maintenance or renewal fees or the filing of any response to any Governmental Body, actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(b) The Company owns, or is licensed or otherwise has the right to use, free and clear of any Encumbrances (other than Permitted Encumbrances), all Intellectual Property used in connection with the operation and conduct of the Business. The Company has not received any notice or claim challenging the Company’s ownership of or rights in any of the Intellectual Property owned or purported to be owned (in whole or in part) by or licensed to the Company, nor to the Knowledge of the Company or Seller is there a reasonable basis for any claim that the Company does not so own any of such Intellectual Property.

(c) Section 3.12(c) of the Seller Disclosure Schedule sets forth a true, correct and complete list of the Company Proprietary Software. The Company has all right, title and interest in and to all intellectual property rights in the Company Proprietary Software, free and clear of all Encumbrances, except Permitted Encumbrances. Except as set forth on Schedule 3.12(c) of the Seller Disclosure Schedules, no portion of the Company Proprietary Software contains, embodies, uses, copies, comprises or requires the work of any third party, including any Software that is distributed as open source Software or under any similar licensing or distribution models (“Publicly Available Software”). Neither the Company Proprietary Software nor any other products distributed or services provided by or on behalf of the Company contains proprietary Software owned by or exclusively licensed to the Company that integrates, incorporates or links to any Publicly Available Software in a manner that obligates the Company to (i) disclose or distribute such proprietary Software in source code form, (ii) license such proprietary Software for the purpose of making derivative works, or (iii) redistribute such proprietary Software at no charge or minimal charge.

(d) All Company Intellectual Property that the Company purports to own was developed by (i) an Employee working within the scope of his or her employment at the time of such development, or (ii) agents, consultants, contractors, founders, officers or other Persons who have executed appropriate instruments of assignment in favor of the Company as assignee that have irrevocably conveyed to the Company ownership of all such Intellectual Property rights. To the extent that any Company Intellectual Property has been developed or created by a third party for the Company, the Company has a written agreement with such third party with respect thereto and the Company thereby either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained an irrevocable license (sufficient for the conduct of the Business as currently conducted and proposed to be conducted) to, all of such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment.

(e) Neither the Company, including the conduct of the Business as currently conducted or proposed to be conducted, nor any of its products or services has infringed upon or otherwise violated, or, except as would not be material to the Company, are infringing upon or otherwise violating, the Intellectual Property of any third party. To the Knowledge of the Company and Seller, no Person has infringed upon or violated, or is infringing upon or violating, any Company Intellectual Property.

(f) The Company is not subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer or licensing by the Company of any of the Company Intellectual Property or (ii) that may affect the validity, use or enforceability of the Company Intellectual Property or any product or service of the Company related thereto.

(g) The Company has taken reasonable steps to protect its rights in the Confidential Information and any trade secret or confidential information of third parties used by the Company, and, except under confidentiality obligations, there has not been any disclosure by the Company of any Confidential Information or any such trade secret or confidential information of third parties. The current standard form of non-disclosure agreement used by the Company, if any, has been provided to the Purchaser prior to the date of this Agreement.

(h) The Company has at all times taken commercially reasonable steps to ensure that the Company Proprietary Software is and remains free of, any virus or other intentionally created, malicious, contaminant, that may, or may be used to, access, modify, delete, damage or disable any features or functionality of Company Proprietary Software or the internal computer, networking and information technology systems (including hardware, software, databases and embedded control systems) of the Company.

(i) The Company has taken commercially reasonable measures to protect the privacy and security of personally identifiable information and data in its possession, which measures are in compliance with applicable Law and the policies of the Company with respect thereto. There have been no security incidents or unauthorized intrusions into the Company’s IT systems that have comprised, or reasonably would be expected to compromise, the confidentiality of the Company Intellectual Property or data or personally identifiable information of third parties used or held for use in the Business.

3.13 Contracts.

(a) Section 3.13(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of the following Contracts currently in force to which the Company is a party or under which the Company or any Subsidiary has continuing liabilities, rights and/or obligations:

(i)

each Contract relating to the employment of any Person, including any Employee, consultant or independent contractor, by the Company, or the performance of services by Person, including any Employee, consultant or independent contractor, for the Company;

(ii)	each Contract relating to the acquisition, transfer, use, development, sharing, license of, or covenant not to sue with respect to, any technology or any Intellectual Property;

(iii)

all Contracts that (A) limit, or purport to limit, the ability of Seller, the Company, or any officers, managers, directors, Employees, members or other equity holders, agents or representatives of the Company (in their capacities as such) to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) would by their terms purport to be binding upon or impose any obligation upon the Purchaser or any of its Affiliates (other than the Company), (C) contain any so called “most favored nation” provisions or any similar provision requiring the Company to offer a third party terms or concessions (including levels of service or content offerings) at least as favorable as offered to one or more other parties or (D) provide for “exclusivity,” preferred treatment or any similar requirement or under which the Company is restricted with respect to distribution, licensing, marketing, co-marketing or development;

(iv)	each Contract creating or involving a relationship with a Governmental Body;

(v)	each Contract relating to the acquisition, issuance or transfer of any securities;

(vi)

bonds, debentures, notes, credit or loan agreements or loan commitments, mortgages or other similar Contracts relating to the borrowing of money or the deferred purchase price of property or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company;

(vii)	each Contract relating to the creation of any Encumbrance with respect to any asset of the Company;

(viii)	each Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

(ix)	each Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(x)	each Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party;

(xi)

each Contract providing for “earn outs,” “performance guarantees” or other similar contingent payments, by or to the Company, involving an annual payment to or from the Company of more than $100,000.00;

(xii)	Contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company of an amount in excess of $100,000.00;

(xiii)

Contracts for the cleanup, abatement, removal, management or other actions in connection with any Materials of Environmental Concern, the remediation of any existing environmental condition, relating to the performance of any environmental audit or study, or providing for indemnification for any customer in connection with any Materials of Environmental Concern;

(xiv)	Contracts granting any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any assets of the Company;

(xv)

Contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;

(xvi)	Contracts with Customers or Suppliers, involving an annual payment to or from the Company of more than $100,000.00, in the case of Customers, and $100,000.00, in the case of Suppliers;

(xvii)	Contracts concerning the occupancy, management or operation of any real property, including the Leases;

(xviii)	Contracts concerning the operation, maintenance or possession (including the charter or lease) of the Aircraft;

(xix)	outstanding powers of attorney empowering any Person to act on behalf of the Company;

(xx)	each Contract that was entered into outside the ordinary course of business or was inconsistent with the Company’s past practice; and

(xxi)

any other Contract that (A) contemplates or involves (x) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000.00 in the aggregate, or (y) the purchase or sale of any product, or performance of services by or to the Company having a value in excess of $100,000.00 in the aggregate, (B) has a term of more than sixty (60) days and that may not be terminated by the Company (without penalty) within sixty (60) days after the delivery of a termination notice by the Company, or (C) is material to the Company, individually or in the aggregate.

(b) The Company has delivered to the Purchaser true, correct and complete copies of all written Company Contracts. Section 3.13(b) of the Seller Disclosure Schedule provides a true, correct and complete description of the terms of each Company Contract that is not in written form. Each Company Contract is valid and in full force and effect, is enforceable by the Company in accordance with its terms, and after the Closing will continue to be legal, valid, binding and enforceable on identical terms. The consummation of the transactions contemplated hereby shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from the Company, the Purchaser or any of its Affiliates to any Person or give any Person the right to terminate or alter the provisions of any Company Contract.

(c) The Company has not authorized, nor is there any term, obligation, understanding or agreement that would modify any term of a written Company Contract or any right or obligation of a party thereunder which is not reflected on the face of such Company Contract.

(d) The Company has not violated or breached, or committed any default under, any Company Contract, and, to the Knowledge of the Company and Seller, no other Person has violated or breached, or committed any default under, any Company Contract.

(e) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Company Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Company Contract, (iii) give any Person the right to accelerate the maturity or performance of any Company Contract or (iv) give any Person the right to cancel, terminate or modify any Company Contract.

(f) Neither the Company nor Seller has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Company Contract.

(g) The Company has not waived any of its rights under any Company Contract.

(h) No Person is renegotiating, or, to the Knowledge of the Company or Seller, has a right pursuant to the terms of any Company Contract to renegotiate, any amount paid or payable to the Company under any Company Contract or any other material term or provision of any Company Contract.

(i) The Company Contracts collectively constitute all of the material Contracts necessary to enable the Company to conduct the Business in the manner in which such business is currently being conducted.

(j) To the Company’s Knowledge, no Company Contract is a contract or agreement in which, in the Company’s best estimate, the direct labor cost, direct materials cost and applied overhead (calculated on a basis consistent with past practice) incurred or to be incurred in connection therewith (but excluding selling, general and administrative expenses) exceed the revenues derived or to be derived therefrom.

(k) Section 3.13(k) of the Seller Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any bid, offer, award, written proposal, term sheet or similar document has been submitted or received by the Company but not yet executed, involving an annual payment to or from the Company of more than $100,000.00.

3.14 Compliance with Laws; Governmental Authorizations.

(a) Except as would not be material to the Company, the Company is, and has at all times been, in compliance with all applicable Laws in all material respects. The Company has not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Law.

(b) Section 3.14(b) of the Seller Disclosure Schedule identifies each Governmental Authorization held by the Company, and Seller has delivered, or caused to be delivered, to the Purchaser true, correct and complete copies of all such Governmental Authorizations. The Governmental Authorizations held by the Company are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary and required to enable the Company to conduct the Business in the manner in which it is currently being conducted and as presently planned to be conducted. The Company is in compliance in all material respects with the terms and requirements of the respective Governmental Authorizations held by it. The Company has not received any notice or other communication from any Governmental Body regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization. Section 3.14(b) of the Seller Disclosure Schedule identifies with an asterisk each Governmental Authorization set forth therein which by its terms cannot be transferred to the Purchaser at Closing.

3.15 Tax Matters.

(a) The Company has timely filed or caused to be timely filed, or shall timely file or cause to be timely filed, with the appropriate Governmental Body all Tax Returns required to be filed by the Company on or prior to the Closing Date (taking into account any applicable extension of time within which to file that has been duly perfected). Each such Tax Return (i) has been prepared in compliance with all applicable Laws, and (ii) is true, correct, and complete. The Company has paid all Taxes required to have been paid by or in respect of it (whether or not shown or reportable on any Tax Return).

(b) The Pre-Closing Taxes accrued as of the Interim Balance Sheet Date do not exceed the accruals for current Taxes set forth on the balance sheet included in the Interim Financial Statements, and no Tax has been incurred since the Interim Balance Sheet Date other than in the ordinary course of business of Company consistent with amounts previously paid with respect to such Taxes for similar periods in prior years, adjusted for changes in ordinary course operating results.

(c) The Company has not requested or been granted an extension of time for filing any Tax Return which has not yet been filed.

(d) The Company has not (i) sought or entered into any agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes that has not expired, or (ii) sought or obtained a private letter ruling of the IRS (or comparable rulings of any other Governmental Body).

(e) No deficiency or proposed adjustment which has not been timely settled in full or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any Governmental Body against the Company.

(f) There is no action, suit, Legal Proceeding or audit now in progress, pending or threatened against or with respect to the Taxes or Tax Returns of the Company. There are no matters under discussion with any Tax authority with respect to the liability of Company with respect to Taxes. All deficiencies asserted or assessments made or proposed against Company with respect to Taxes have been paid in full and no rationale underlying a claim for Taxes has been asserted previously by any Governmental Body that reasonably could be expected to be asserted in any other period.

(g) There are no Encumbrances for Taxes (other than Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon the assets of, or equity interests in, the Company.

(h) The Company has never been a member of an affiliated, combined, consolidated or unitary Tax group for tax purposes. The Company has no liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i) The Company is not, and has never been, a party to or bound by (i) any Tax indemnity, Tax sharing, Tax allocation, Tax receivable or similar agreement, (ii) any other express or implied agreement under which it could have liability for any other Person’s Taxes, or (iii) any closing agreement, gain recognition agreement, offer in compromise or any other agreement with any Governmental Body.

(j) The Purchaser will not be required to deduct and withhold any amount pursuant to Section 1445(a) or 1446 of the Code (or any corresponding provision of state, local or foreign Tax Law) as a result of any transfer pursuant to this Agreement.

(k) The Company has complied with all applicable Laws pertaining to Taxes, including all applicable Laws relating to the withholding of Taxes and the remittance of withheld Taxes, all applicable Laws relating to allocations, accruals and other Tax treatments in respect of the Aircraft, all applicable Laws relating to information reporting and record retention (including, without limitation, to the extent necessary to claim any exemption from sales Tax collection and maintaining adequate and current resale certificates to support any such claimed exemptions), and all applicable transfer pricing Laws.

(l) (i) The Seller has been properly classified at all times since its formation as a partnership, (ii) The Center for Toxicology and Environmental Health, L.L.C. is properly classified as a disregarded entity and has been properly classified at all times since its formation as either a partnership or as a “disregarded entity”, and (iii) each Other Seller Subsidiary has been properly classified at all times since its formation as a “disregarded entity”, in each case, for US federal and applicable state income tax purposes and no election has been made pursuant to Treasury Regulation Section 301.7701-3(c) to treat any such entity as an association taxable as a corporation. The Company has (x) not elected to apply the rules set forth in Title XI of the Bipartisan Budget Act of 2015 to Tax periods beginning prior to December 31, 2017 and (y) made the election “out” under Section 6221(b) of the Code for each Tax year beginning after December 31, 2017. The Company has in effect an election under Section 754 of the Code (and any analogous or similar election under applicable state or local Tax Law).

(m) Section 3.15(m) of the Seller Disclosure Schedule lists the federal and state income tax classification of The Center for Toxicology and Environmental Health, L.L.C. and each of the Other Seller Subsidiaries and such classification has not changed (and each entity has been at all times been treated as such) since the formation of each such entity. The Company has not made an election or taken any other action to change its federal and state income tax classification from such classification.

(n) Except as set forth on Section 3.15(n) of the Seller Disclosure Schedule, the Company (i) has never been a party to any partnership or other arrangement or contract that could be treated as a partnership for federal income Tax purposes, and (ii) does not hold any asset that is co-owned with any third party in a joint venture or partnership within the meaning of Section 761(a) of the Code.

(o) Section 3.15(o) of the Seller Disclosure Schedule lists all jurisdictions in which the Company files Tax Returns. No claim has ever been made by any Governmental Body in a jurisdiction in which the Company does not file Tax Returns asserting that the Company is required to file, or may be subject to taxation, in such jurisdiction and the Company does not reasonably expect any Governmental Body to claim or assess any amount of additional Taxes against the Company.

(p) The Company has not agreed to and will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in (or use of improper) method of accounting for Tax purposes for any taxable period (or portion thereof) ending on or prior to the Closing Date (including, without limitation, by reason of Section 481 or 263A of the Code or any similar provisions of state, local or foreign Law); (ii) prepaid amount or advance payments received (or deferred revenue accrued) on or prior to the Closing Date, (iii) election made prior to the Closing (including an election under Section 108(i) of the Code); (iv) installment sale or open transaction made, or any other transaction or event that occurred, on or prior to the Closing Date, or (v) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date.

(q) There is no taxable income of the Company that, pursuant to an election or under applicable Law or otherwise, is required to be reported by the Company for a taxable period beginning after the Closing Date which taxable income was realized (or reflects economic income arising) prior to the Closing Date or relates to a transaction that occurred prior to the Closing Date.

(r) The Company has never engaged in any transaction that would constitute a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code (or any similar provision of state, foreign or local Tax Law) and Treasury Regulations Section 1.6011-4(b).

(s) The Company has never (i) been subject to Tax in a jurisdiction outside of the jurisdiction in which it is organized, (ii) had a permanent establishment (as defined in any applicable tax treaty) or other fixed place of business in a country other than the country in which it is organized, or (iii) been a party to or the beneficiary of any Tax exemption, Tax holiday or other Tax reduction Contract or order.

(t) The Seller filed with the U.S. Virgin Islands Bureau of Internal Revenue (the “BIR”) Forms 8832 on March 16, 2020, requesting late entity classification relief under Rev. Proc. 2009-41, with respect to the Seller, the Company and the Other Seller Subsidiaries, to obtain classification as (i) a partnership for the Seller and (ii) a disregarded entity, for the Company and each of the Other Seller Subsidiaries, in each case, for U.S. Virgin Islands Tax purposes as of the “date of relevance”, as defined under Treasury Regulations Section 301.7701-3(d) (the “Requested Relief”) and has provided copies of such filings to the Purchaser prior to the date hereof. The Seller filed with the BIR (i) on March 27, 2020, a closing agreement and the amended Form 1065 for the Seller for the Tax year ending December 31, 2018, and (ii) on March 17, 2020, a Form 1065 for Seller for the Tax Year ending December 31, 2019, showing that the Seller was a “foreign partnership” (organized outside of the U.S. Virgin Islands) earning U.S. Virgin Islands sourced income, in each case, in accordance with all requirements under the Code, as mirrored by the U.S. Virgin Islands and has provided copies of such filing to the Purchaser prior to the date hereof (“Amended Tax Returns”). The Seller, the Company, and the Other Seller Subsidiaries have each agreed to provide the BIR with any additional information, and to take any additional action, requested or required by the BIR in order to enable the BIR to grant the Requested Relief.

(u) For purposes of this Section 3.15, where the context permits, each reference to the Company shall include a reference to Seller, each Subsidiary of the Company (including each of the Other Seller Subsidiaries) and any Person for whose Taxes the Company is or could be held liable under Law.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Seller Disclosure Schedule contains a true, correct and complete list of each Company Benefit Plan.

(b) With respect to each Company Benefit Plan identified on Section 3.16(a) of the Seller Disclosure Schedule, the Company has heretofore delivered to the Purchaser true, correct and complete copies of the plan documents and any amendments thereto (or, in the event the plan is not written, a written description thereof), any related trust, insurance contract or other funding vehicle, any reports or summaries required under all applicable Laws, including ERISA or the Code, the most recent determination or opinion letter received from the Internal Revenue Service (the “IRS”) with respect to each current Company Benefit Plan intended to qualify under Section 401 of the Code, nondiscrimination and coverage tests for the most recent three (3) full plan years, the three (3) most recent annual reports (Form 5500) filed with the IRS and financial statements (if applicable), the three (3) most recent actuarial reports or valuations (if applicable) and such other documentation with respect to any Company Benefit Plan (whether current or not) as is reasonably requested by the Purchaser. Neither the Company nor any of its Subsidiaries has any express or implied commitment (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any Contract to provide compensation or benefits to any individual or (C) to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(c) Neither the Company nor any ERISA Affiliate has ever maintained, sponsored, contributed to or otherwise incurred any liability (contingent or otherwise) with respect to any “employee benefit plan” within the meaning of Section 3(3) of ERISA that (i) is or was subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (ii) is or was a “multiemployer plan” (as defined in Section 3(37) of ERISA), a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA).

(d) Each Company Benefit Plan has been established, registered, qualified, invested, operated and administered in all respects in accordance with its terms and in compliance with all Applicable Benefit Laws. The Company has performed and complied in all respects with all of its obligations under or with respect to the Company Benefit Plans. The Company has not incurred, and no fact exists that reasonably could be expected to result in, any liability to the Company with respect to any Company Benefit Plan, including any liability, tax, penalty or fee under any Applicable Benefit Law (other than to pay future premiums, contributions or benefits in the ordinary course of business consistent with past practice). To the Knowledge of the Company, no fact or event has occurred that could jeopardize the compliance of each Company Benefit Plan with all Applicable Benefit Laws.

(e) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, and nothing has occurred subsequent to the date of such favorable determination letter that could adversely affect the qualified status of any such plan.

(f) There has not been any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Benefit Plan other than a transaction that is exempt under a statutory or administrative exemption.

(g) All contributions, premiums or payments required to be made with respect to any Company Benefit Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes. No such deduction has been challenged or disallowed by any Governmental Body and no fact or event exists that would give rise to any such challenge or disallowance.

(h) Section 3.16(h) of the Seller Disclosure Schedule set forth any Company Benefit Plan that provides for or promises post-employment medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries.

(i) With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan or arrangement has been operated since January 1, 2005 in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan or arrangement is subject to Section 409A of the Code and so as to avoid any tax, interest or penalty thereunder; and (ii) the document or documents that evidence each such plan or arrangement have conformed to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008.

(j) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director, consultant or independent contractor of the Company to any severance pay, retention bonuses, parachute payments, non-competition payments, or other compensation or benefits, (ii) accelerate the time of payment, vesting, or funding, or increase the amount of any compensation or benefit due with respect to any such employee, director, consultant, independent contractor or officer, (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director, consultant, independent contractor or officer, or (iv) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan. The Company is not obligated to make any payments in connection with the transactions contemplated by this Agreement (either alone or in combination with any other event), including under any Company Benefit Plan, that reasonably could be expected to be “excess parachute payments” pursuant to Section 280G of the Code and there is no agreement between the Company or Seller and any person to make any reimbursement or payment in respect to any penalty taxes under Sections 280G or 4999 of the Code.

(k) There is no pending or, to the Knowledge of the Company or Seller, threatened complaint, claim, charge, suit, proceeding, audit, inquiry, citation, investigation, examination or other action of any kind with respect to any Company Benefit Plan, or with respect to the Company or any ERISA Affiliate as the sponsor or fiduciary of any Company Benefit Plan or related trust or other funding medium.

3.17 Employee Matters.

(a) Section 3.17(a)(1) of the Seller Disclosure Schedule contains a true, correct and complete list of all Employees (whether full time, part-time or otherwise), and accurately reflects their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment, their positions, their work location and the employee benefits selected. All of the Employees are “at will” employees. All Employees are lawfully authorized to work in the United States for the Company in accordance with applicable immigration Laws. The Company is in compliance, in all material respects, with all applicable Laws relating to the documentation and record-keeping of Employees’ work authorization status. Section 3.17(a)(2) of the Seller Disclosure Schedule lists all Employees who are not citizens of the United States and identifies the visa or other similar permit under which such Employee is working and the dates of issuance and expiration of such visa or other similar permit. Section 3.17(a)(3) of the Seller Disclosure Schedule contains a true, correct and complete list of all independent contractors used by the Company as of the date hereof, specifying the name of the independent contractor, type of labor, fees paid to such independent contractor for calendar year 2019 and from January 1, 2020 through the date of this Agreement, work location and address. Each Employee and independent contractor that is required to be licensed under applicable Law holds all Governmental Authorizations required to practice or perform his or her work or services in the state(s) where he or she provides such work or services for the Company and has held such a valid and unrestricted license at all times while employed or contracted by the Company. Each such Governmental Authorization held by an Employee or independent contractor is valid and unrestricted.

(b) Section 3.17(b) of the Seller Disclosure Schedule identifies each full-time Employee who is not fully available to perform work because of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service.

(c) The Company is, and has at all times been, in compliance in all material respects with all applicable Laws and Contracts relating to employment, application for employment, classification of employment, employment practices, wages and hours, bonuses and terms and conditions of employment, leaves of absence, collective bargaining, equal opportunity, occupational health and safety, workers’ compensation, sexual harassment, immigration, individual and collective consultation, notice of termination and redundancy and the payment of social security and other taxes. Neither the Seller nor the Company has any liability under any applicable laws related to employment and attributable to an event occurring or a state of facts existing prior to the date hereof, including any liability which has been incurred by Seller or the Company, but remains to be discharged, for breach of an employment contract with an employee or breach of any statutory employment right under applicable law, in each case with respect to the Employees or the conduct or operation of the Company. None of the Employees who are members of the management team of the Company have known criminal histories or allegations of any serious legal infringement on their personnel records including, but not limited to, Fraud, embezzlement, workplace violence or sexual harassment.

(d) Except as disclosed on Section 3.17(d) of the Seller Disclosure Schedule, neither the Company nor Seller has made any written or verbal commitments to any officer, employee, former employee, consultant or independent contractor of the Company with respect to compensation, promotion, retention, termination, severance or similar matter in connection with the transactions contemplated hereby or otherwise.

(e) No Employee of the Company has threatened or, to the Knowledge of the Company, made plans to leave the Company or requested that the Company modify the terms of his or her employment. The Company has no reason to believe that any of the Employees intends to terminate his or her employment with the Company.

(f) In the last five (5) years, (i) no allegations of workplace sexual harassment have been made against any Employee in their capacity as such, (ii) to the Knowledge of the Company or Seller, no incidents of any such workplace sexual harassment have occurred, and (iii) the Company has not entered into any settlement agreement related to allegations of sexual harassment or misconduct by any Employee.

3.18 Labor Matters.

(a) No Employee, since becoming an Employee, has been, or currently is (or is attempting to be), represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board or certified or voluntarily recognized by any other Governmental Body.

(b) The Company is and has been in compliance with all Labor Laws. No citations, claims, complaints, grievances, charges, disputes, proceedings, examinations, audits, inquiries, investigations or other actions have been issued or filed or are pending or threatened under the Labor Laws with respect to the Company.

(c) The Company has maintained and currently maintains adequate insurance as required by applicable Law with respect to workers’ compensation claims and unemployment benefits claims.

(d) Since January 1, 2019, there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1998 (the “WARN Act”) in respect of the Company and the has not been affected by any transactions or engaged in layoffs or employment terminations sufficient in number to trigger application of any state or local Law which is similar to the WARN Act.

3.19 Environmental Matters.

(a) The Company is in compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. All Governmental Authorizations currently held by the Company pursuant to Environmental Laws are identified in Section 3.19(a) of the Seller Disclosure Schedule. To the Knowledge of the Company or Seller, the Company has not received any written notice regarding the revocation, suspension or material amendment of any material Governmental Authorization required under Environmental Laws.

(b) The Company has not received, nor to the Knowledge of the Seller, has any current or prior owner of any property owned or leased by the Company received, any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, Employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, and, to the Knowledge of the Company or Seller, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future.

(c) No Materials of Environmental Concern have been discharged or released (i) on premises, either currently or previously owned or operated by the Company, Seller or, to the Knowledge of the Company or Seller, by other Persons or (2) by the Company, Seller or any Other Seller Subsidiary on other premises during the provision of Company’s services for Customers, in both cases other than in compliance in all material respects with Environmental Laws and as would not reasonably be expected to result in material liability to the Company. To the Knowledge of the Company or Seller, no Materials of Environmental Concern at any real properties to which the Company or its agents have sent Materials of Environmental Concern for disposal would reasonably be expected to result in material liability to the Company.

(d) Section 3.19(d) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all documents (whether in hard copy or electronic form) that contain any environmental (including occupational health and safety) reports, investigations and/or audits relating to premises currently or previously owned or operated by the Company (whether conducted by or on behalf of the Company or a third party, and whether done at the initiative of the Company or directed by a Governmental Body or other third party) which were issued or conducted during the past five years and which the Company has possession of or access to. A complete and accurate copy of each such document has been provided to the Purchaser. The Company has provided to the Purchaser true, correct and complete copies of all reports, correspondence, memoranda, computer data and the complete files relating to environmental matters.

(e) The Company has not assumed, undertaken or provided an indemnity to any third party relating to liability under or otherwise assumed the liability of a third party under Environmental Laws except for those set forth in any of the Company Contracts set forth in Section 3.13 of the Seller Disclosure Schedule and such indemnities as may be imposed by Law, including, without limitation, indemnities for implied warranties of merchantability and fitness for a particular purpose as set forth under any applicable Law or not excluded in any customer contract.

(f) The Company has not imported, received, manufactured, produced, processed, labeled, or shipped, stored, used, managed, operated, transported, treated or disposed of any Materials of Environmental Concern other than in compliance with all Environmental Laws.

3.20 Insurance. Section 3.20 of the Seller Disclosure Schedule sets forth a true, correct and complete list of all insurance policies and fidelity bonds for the current policy year relating to the Company and its Employees, officers, managers and directors. The Company maintains, and has maintained, without interruption during its existence, policies of insurance covering such risk and events, including personal injury, property damage and general liability, in amounts that are adequate, in light of prevailing industry practices, for its business and operations and for the operation of the Aircraft. The Company has not received notice of termination or cancellation of any such policy. All premiums required to be paid with respect thereto covering all periods up to and including the Closing Date have been or will be paid in a timely fashion. There has been no lapse in coverage under such policies or failure of payment that will cause coverage to lapse during any period for which the Company has conducted its operations. All such policies are in full force and effect and will remain in full force and effect up to and including the Closing Date, unless replaced with comparable insurance policies having comparable or more favorable terms and conditions. Except as set forth on Section 3.20 of the Seller Disclosure Schedule, no insurer has put the Company on notice that coverage will be denied with respect to any claim submitted to such insurer by the Company. Except as set forth on Section 3.20 of the Seller Disclosure Schedule, there are no claims by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the Seller Disclosure Schedule, no Related Party: (a) has, or has at any time had, any direct or indirect interest in any asset used in or otherwise relating to the business of the Company; (b) is, or has been, indebted to the Company; (c) has entered into, or has had any direct or indirect financial interest in, any Company Contract, transaction or business dealing involving the Company; (d) is competing, or has at any time competed, directly or indirectly, with the Company or (e) has any claim or right against the Company (other than rights to receive compensation for services performed as an Employee). Related Party has paid to the Company all amounts owed to the Company by Related Party. All amounts owed to the Company by any Related Party has been paid to the Company and all amounts owed by the Company to any Related Party has been paid from the Company to such Related Party. At and as of the Closing Date, any debts of the Company owed to Seller or to any Related Party has been canceled, except ongoing obligations owed to Seller or such Related Party in respect of his or her employment with the Company.

3.22 Legal Proceedings; Orders.

(a) Except as set forth on Section 3.22 of the Seller Disclosure Schedule, there is no pending Legal Proceeding, and to the Knowledge of the Company and Seller, no Person has threatened to commence any Legal Proceeding (i) against the Company or Seller, (ii) in connection with the Company’s services for Customers for its Suppliers, (iii) that involves the Company or any of the assets owned, used or controlled by the Company or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law, (iv) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement or any of the Seller Related Agreements, or (v) that relates to any wrongful discharge, retaliation, libel, slander or other claim, complaint, charge or investigation that arises out of the employment relationship between the Company and any of its employees. Except as set forth on Section 3.22 of the Seller Disclosure Schedule, and except as would not be material to the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, ruling, verdict, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject. To the Knowledge of the Company and Seller, no officer or other Employee is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other Employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company.

3.23 Customers and Suppliers. Section 3.23 of the Seller Disclosure Schedule contains a true, correct and complete list of the names and addresses of all of the Customers and Suppliers. No Customer or Supplier during the prior twelve (12) months has canceled, terminated or made any threat to cancel or otherwise terminate, nor does the Company or Seller have any reason to believe that a Customer or Supplier will cancel or otherwise terminate within the next twelve (12) months, any of such Customer’s or Supplier’s Contracts with the Company or materially decrease such Customer’s usage of the Company’s services or products or such Supplier’s supply of services or products to the Company.

3.24 Finder’s Fee. Except as provided in Section 3.24 of the Seller Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

3.25 Accounts Receivable. All accounts receivable reflected on the Balance Sheet or to be reflected on the Closing Balance Sheet represent or will represent bona fide and valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Unless paid prior to the Closing, as of the Closing Date, all accounts receivable will be current and collectible net of the respective reserves shown on the Balance Sheet or to be shown on the Closing Balance Sheet (which reserves (a) are adequate and calculated consistent with past practice, (b) in the case of reserves on the Closing Balance Sheet, will not represent a greater percentage of accounts receivable as of the Closing than the reserve reflected on the Balance Sheet represented of the accounts receivable reflected therein and (c) will not represent a change in the composition of such accounts receivable in terms of aging). Subject to such reserves, each account receivable either has been or will be collected in full, without any set-off, within 90 days after the day on which it first becomes due and payable. There is no contest, claim or right of set-off, other than returns in the ordinary course of business, under any Contract with any obligor of any accounts receivable related to the amount or validity of such accounts receivable, and no bankruptcy, insolvency or similar proceedings have been commenced by or against any such obligor.

3.26 Service Warranties. Except as provided in Section 3.26 of the Seller Disclosure Schedule, the Company does not make any warranty or guaranty as to services provided by the Company. All services provided by the Company have been in conformity with all applicable contractual commitments.

3.27 Certain Payments.

(a) Neither the Company, nor any manager, officer, Employee, agent, Seller or other Person acting for or on behalf of the Company, has at any time, directly or indirectly:

(i)

used any corporate funds (i) to make any unlawful political contribution or gift or for any other unlawful purpose relating to any political activity, (ii) to make any unlawful payment to any governmental official or employee, or (iii) to establish or maintain any unlawful or unrecorded fund or account of any nature;

(ii)	intentionally made any false or fictitious entry, or failed to make any entry that should have been made, in any of the books of account or other records of the Company;

(iii)	made any payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person;

(iv)	except as provided in Section 3.27(a)(iv) of the Seller Disclosure Schedule, performed any favor or given any gift which was not deductible for federal income tax purposes;

(v)

made any unlawful payment to any Person, or unlawfully provided any favor or anything of value (whether in the form of property or services, or in any other form) to any Person, for the purpose of obtaining or paying for (i) favorable treatment in securing business, or (ii) any other special concession; or

(vi)	agreed, committed, offered or attempted to take any of the actions described in clauses “(i)” through “(vi)” above.

(b) The Company and, to the Knowledge of the Seller and the Company, all entities acting on behalf of the Company, have developed and implemented internal controls, policies, and procedures designed to ensure compliance with any applicable national, regional or local anti-corruption Law. The books of account and other financial records of the Company (i) are accurate, complete, and correct, (ii) represent actual, bona fide transactions and (iii) have been maintained in accordance with sound business practices, including the maintenance of adequate internal accounting controls.

3.28 Aircraft.

(a) The manufacturer, make, model, serial number, date of manufacture and registration mark of the airframe and the manufacturer, make, model, and serial number of each engine and propeller is set forth in Section 3.28 of the Seller Disclosure Schedule.

(b) Except as set forth in Section 3.28 of the Seller Disclosure Schedule, the Aircraft has no damage or damage history. For purposes of this Agreement, the term “damage” shall mean damage (i) beyond manufacturer’s maintenance manual tolerances or limits, (ii), the repair of which constitutes a “Major Repair” as such term is defined in 14 C.F.R., Part 43, Appendix A and recorded in a manner prescribed by 14 C.F.R., Part 43, Appendix B, or (iii) which required or requires the issuance of an FAA Form 337 to return the Aircraft to service.

(c) Except for any Permitted Encumbrances set forth in Section 3.28 of the Seller Disclosure Schedule, the Aircraft shall be free and clear of any and all Encumbrances.

(d) The Aircraft is in an airworthy condition suitable for operations under 14 CFR Part 91 of the Federal Aviation Regulations and has a current and valid United States Certificate of Airworthiness in the standard category, without exceptions or deviations. All equipment, systems, avionics, components, accessories and other installed equipment shall be operating in accordance with manufacturers’ specifications, tolerances and limitations on the date of Closing.

(e) All necessary consents, licenses, authorizations or approvals of any Governmental Body which are required to operate the Aircraft in the manner and for all the purposes for which it has from time to time been operated have been duly obtained and are in full force and effect.

(f) The Aircraft has been operated in accordance with all applicable Laws and solely in connection with the business of the Company and CTEH Leasing, LLC (“CTEH Leasing”).

(g) The Aircraft has not been operated in any manner contrary to the recommendation of its manufacturers or any recommendation or regulation of the FAA or any other Governmental Body having jurisdiction over the Aircraft or its operator, or for any purpose for which the Aircraft is not designated or reasonably suitable or in a manner which might invalidate or render void all or part of the insurances in respect of the Aircraft;.

(h) The crew and engineers employed or under service agreements in connection with the operation and maintenance of the Aircraft have the qualifications and hold the licenses required by the FAA, any other Governmental Body having jurisdiction over the Aircraft or its operator and applicable Law.

(i) The Aircraft has been maintained by a maintenance provider approved by the applicable manufacturer, in good operating condition, in accordance with a maintenance program approved by the FAA, in full compliance with the FAA’s requirements and those of any other Governmental Body having jurisdiction over the Aircraft or its operator and applicable Law; and in such condition as has enabled the airworthiness certification of the Aircraft to be maintained in good standing at all times under applicable Law. The Aircraft is current on all maintenance programs and inspection schedules (including all calendar and hourly inspections) with no extensions or deferrals, and in compliance with all applicable FAA airworthiness directives and mandatory service bulletins (or manufacturers’ equivalent) that have been issued with respect to the Aircraft and its systems, components, accessories or equipment which are have been issued or require completion on or before the date of Closing.

(j) Accurate, complete and current records of all flights made by the Aircraft and of all maintenance and repairs carried out on the Aircraft have been kept and form part of the Aircraft Records.

(k) The Aircraft Records are the property of the CTEH Leasing and have been kept in accordance with the approved procedures and practices of applicable Laws, the FAA, any applicable manufacturers or suppliers and prudent industry practice.

3.29 Inventory. Schedule 3.29 of the Seller Disclosure Schedule sets forth a true and complete list of all inventory as of Interim Balance Sheet Date, the value thereof and the address at which such inventory is located. Such inventory has not been consigned to, or held on consignment from, any third person. Such inventory and additional items of inventory arising since the Interim Balance Sheet Date was acquired and has been maintained in accordance with the regular business practices of the Company and its Subsidiaries, consists of new and unused items of a quality and quantity substantially all of which is usable or saleable in the ordinary course of business, and is valued at prices equal to the lower of cost or realizable value and in accordance with the internal accounting practices of the Company and its Subsidiaries applied on a basis consistent with the Financial Statements, each consistently applied throughout the periods covered by the Financial Statements, with adequate provisions or adjustments for excess inventory, slow-moving inventory, spoilage and inventory obsolescence and shrinkage. The inventory (including items of inventory acquired or manufactured subsequent to the date of the Balance Sheet) consists, and will as of the Closing Date consist, of products of quality and quantity commercially usable and salable at not substantially less than cost in the ordinary course of business, except for any items of obsolete material or material below standard quality, substantially all of which have been written down to realizable market value, or for which adequate reserves have been provided, and the present quantities of all inventory are reasonable in the present circumstances of the Company and its Subsidiaries and consistent with the average level of inventory in the past 24 months.

3.30 Absence of Operations and Assets. Neither the Seller nor any of its Affiliates (other than the Company and the Other Seller Subsidiaries) conduct any business or operations, are party to any Contract relating to the business or operations of the Company or have any assets other than the Interests and equity interests in the Other Seller Subsidiaries held by Seller.

3.31 Privacy and Security.

(a) The Company complies (and requires and monitors the compliance of applicable third parties) with all applicable U.S., state, foreign and multinational Laws relating to privacy or data security, and reputable industry practice, standards, self-governing rules and policies and their own published, posted and internal agreements and policies (which are in conformance with reputable industry practice) (all of the foregoing collectively, “Privacy Laws”) with respect to: (i) personally identifiable information, personal information, or personal data as defined in applicable Privacy Laws (including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number), sensitive personal information and any special categories of personal information regulated thereunder or covered thereby (“Personal Information”) (including such Personal Information of visitors who use the Company’s Websites, suppliers, clients, employees, contractors, and distributors), whether any of same is accessed or used by the Company or any of its business partners; (ii) non-personally identifiable information (including such Personal Information of visitors who use the Company’s Websites, suppliers, clients, employees, contractors, and distributors), whether any of same is accessed or used by the Company or any of its business partners; (iii) spyware and adware; (iv) the procurement or placement of advertising from or with reputable Persons and Websites; (v) the use of Internet searches associated with or using particular words or terms; (vi) the sending of solicited or unsolicited electronic mail messages; and (vii) privacy generally.

(b) The Company post all policies with respect to the matters set forth in Section 3.31(a) on their respective Websites in conformance with Privacy Laws.

(c) (i) To the Company’s knowledge, the advertisers and other Persons with which the Company has contractual relationships have not breached any agreements or any Privacy Laws pertaining to Personal Information and to non-personally identifiable information (including Privacy Laws regarding spyware and adware), (ii) the Company does not serve advertisements into advertising inventory created by downloadable Software that launches without a user’s express activation, and (iii) the Company has not received (and does not have knowledge of) a material volume of consumer complaints relative to Software downloads that resulted in the installation of the Company’s tracking technologies.

(d) The Company takes all commercially reasonable steps to protect the operation, confidentiality, integrity and security of their respective Software, Systems and Websites and all information and transactions stored or contained therein or transmitted thereby against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and there have been no breaches of same. Without limiting the generality of the foregoing, the Company (i) uses adequate-strength encryption technology of at least 128-bit and (ii) has implemented a comprehensive security plan that (A) identifies internal and external risks to the security of the Company’s confidential information and Personal Information and (B) implements, monitors and improves adequate and effective safeguards to control those risks.

(e) The Company and its businesses, products and services, is in compliance with and has at all times complied with all applicable requirements contained in the Payment Card Industry Data Security Standards (“PCI DSS”) relating to “cardholder data” (as such term is defined in the PCI DSS, as amended from time to time) with respect to all (if any) such cardholder data that has come into its possession. The Company has not received notice that it is in non-compliance with any PCI DSS standards. The Company has never experienced a security breach involving any such cardholder data. No claims have been asserted or are threatened against the Company by any Person alleging a violation of any of the foregoing and there have been no known incidents of breach of any of the foregoing by the Company. For purposes of this Section 3.31, “Software” shall mean any and all computer programs, software (in object and source code), firmware, middleware, applications, API’s, web widgets, code and related algorithms, models and methodologies, files, documentation and all other tangible embodiments thereof.

3.32 Investment Representations.

(a) Seller hereby makes the investment representations and warranties set forth on Exhibit 3.32(a).

(b) Seller understands that the transfer of the Parent Common Stock is restricted by applicable state and Federal securities laws and by the provisions of the Stockholder Agreements, and that the certificates representing the Stock Consideration will be imprinted with legends restricting transfer except in compliance therewith. All certificates for the Stock Consideration shall bear the legends set forth below or legends substantially equivalent thereto, together with any other legends that may be required by any state, local or foreign law governing such securities, with appropriate changes, if any, to reflect the consummation of an IPO by the Purchaser:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES MAY NOT BE SOLD, TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT. IN ADDITION, THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF CERTAIN AGREEMENTS BETWEEN THE COMPANY AND THE ORIGINAL STOCKHOLDER, INCLUDING A CERTAIN INVESTORS’ RIGHTS AGREEMENT, A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT AND A CERTAIN VOTING AND DRAG ALONG AGREEMENT, EACH AS MAY BE AMENDED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS THEREOF COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY. BY ACCEPTING ANY INTEREST IN THESE SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID AGREEMENTS.”

3.33 Full Disclosure. Neither this Agreement nor the Seller Disclosure Schedule (i) contains any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omits to state any material fact necessary in order to make the representations, warranties and information contained herein and therein, in the light of the circumstances under which such representations, warranties and information were or will be made or provided, not false or misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller, as of the date hereof and as of the Closing Date (except as to such representations and warranties made as of a specific date, which are being made as of such date), as set forth below.

4.1 Corporate Existence and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all corporate power required to conduct its business as now conducted. Purchaser is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all limited liability company power required to conduct its business as now conducted.

4.2 Authorization; Binding Nature of Agreement. Each of Purchaser and Parent has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement and under each Purchaser Related Agreement to which it is a party. This Agreement and any Purchaser Related Agreement constitute the legal, valid and binding obligation of the Purchaser and Parent, as applicable, enforceable against the Purchaser in accordance with its terms.

4.3 Absence of Restrictions; Required Consents. Neither the execution, delivery or performance by the Purchaser or Parent of this Agreement or any of the Purchaser Related Agreements, nor the consummation of the transactions contemplated by this Agreement or any of the Purchaser Related Agreements, will directly or indirectly (with or without the giving of notice or the lapse of time or both): (a) violate or conflict with any Purchaser Constituent Document or Parent Constituent Document or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser or Parent.

4.4 Investment Intent. The Purchaser is acquiring the Interests for its own account and not with a view to its distribution within the meaning of the Securities Act or any successor law, and regulations and rules issued pursuant to the Securities Act or any successor law. Parent is an accredited investor under Rule 501 of the Securities Act.

4.5 Capitalization. The authorized capital stock of the Parent consists of: (i) 25,000,000 shares of common stock, par value $0.000004 per share, of which 8,331,044 shares have been issued and are outstanding as of the date hereof; and (ii) 100,000 shares of preferred stock, par value $0.0001 per share, of which 12,000 shares have been issued and are outstanding as of the date hereof. All of the shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and non-assessable. All of the shares of Parent Common Stock have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws, and (ii) all requirements set forth in the Parent Constituent Documents and applicable Contracts. All shares of Stock Consideration to be issued pursuant to this Agreement have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and nonassessable, and will be, at the time of their delivery, free and clear of all Encumbrances, except as provided in this Agreement, the Escrow Agreement and the Stockholder Agreements.

4.6 Financial Statements. Complete copies of Parent’s and its Subsidiaries’ (i) audited financial statements consisting of the balance sheet of Parent as of December 31 in each of the years 2018 and 2019 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Parent Annual Financial Statements”), (ii) internally prepared financial statements consisting of the balance sheet of Parent as at December 31, 2019 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the period then ended (the “Parent Interim Financial Statements”, and together with the Parent Annual Financial Statements, the “Parent Financial Statements”) have been delivered to the Seller. The Parent Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the period involved, subject, in the case of the Parent Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse). The Parent Financial Statements are based on the books and records of Parent, and fairly present in all material respects the financial condition of Parent and its Subsidiaries as of the respective dates they were prepared and the results of the operations of Parent and its Subsidiaries for the periods indicated. The balance sheet of Parent as of December 31, 2019 is referred to herein as the “Parent Balance Sheet” and the date thereof as the “Parent Balance Sheet Date” and the balance sheet of Parent as of December 31, 2019 is referred to herein as the “Parent Interim Balance Sheet” and the date thereof as the “Parent Interim Balance Sheet Date.”

4.7 No Material Adverse Effect. Since the Parent Interim Balance Sheet Date, no Material Adverse Effect has occurred, and no event, occurrence, development or state of circumstances or facts has occurred that will, or could reasonably be expected to have a Material Adverse Effect.

4.8 Legal Proceedings. There are no Legal Proceedings or investigations pending or, to the Knowledge of Purchaser, threatened against Parent or its Subsidiaries, other than those brought or existing in the ordinary course of business, which are not likely, either individually or in the aggregate, to give rise to a Material Adverse Effect.

4.9 SEC Filings. No filing of Parent with the SEC (each an “SEC Filing”) contains any untrue statement of a material fact or omits to state a material fact required to be stated in such SEC Filings or necessary in order to make the statements, in light of the circumstances under which they were made, not misleading.

4.10 Equity Financing. Purchaser shall have at the Closing sufficient equity and funds to permit the Purchaser to consummate the transactions contemplated by this Agreement and the transactions contemplated hereby.

4.11 No Knowledge of Breach of Seller’s Warranties or Representations. As of the date hereof, Purchaser has no actual knowledge of the existence of a breach of any warranty or representation of Seller made under ARTICLE III which has not been disclosed to Seller in writing.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

5.1 Access and Investigation. During the Interim Period, the Company and the Other Seller Subsidiaries shall, and Seller shall cause the Company and the Other Seller Subsidiaries to: (a) provide the Purchaser and the Purchaser’s Representatives with reasonable access to the Company’s and the Other Seller Subsidiaries’ Representatives, personnel, Customers, Suppliers, properties and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and the Other Seller Subsidiaries and (b) provide the Purchaser and the Purchaser’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information and such additional financial, operating and other data and information regarding the Company and the Other Seller Subsidiaries as the Purchaser may reasonably request.

5.2 Operation of the Company’s Business. During the Interim Period, unless Purchaser shall otherwise agree in writing, the Company and the Other Seller Subsidiaries shall, and Seller shall cause the Company and the Other Seller Subsidiaries to ensure that the Company and the Other Seller Subsidiaries conduct the Business and operations (i) in the ordinary course and consistent with past practice and shall cause the Company and the Other Seller Subsidiaries to (i) preserve substantially intact their business organization and assets; (ii) keep available the services of the current officers, employees and consultants of the Company and the Other Seller Subsidiaries; (iii) preserve the current relationships of the Company and the Other Seller Subsidiaries with customers, suppliers and other persons with which the Company or any of the Other Seller Subsidiaries has significant business relations; and (iv) keep and maintain their assets and properties in good repair and normal operating condition, wear and tear excepted. By way of amplification and not limitation, during the Interim Period, the Seller, in respect of the Company or any of the Other Seller Subsidiaries, shall not, and shall cause each of the Company and the Other Seller Subsidiaries not to, do or propose to do, directly or indirectly, any of the following without the prior written consent of Purchaser:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance (i) any membership interests, profits interests or other equity interests in the Company or any of the Other Seller Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such membership interest, equity interests or profits interests in the Company or any of the Other Seller Subsidiaries or (ii) any properties or assets of the Company or any of the Other Seller Subsidiaries, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

(c) except as provided in Section 5.2(c) of the Seller Disclosure Schedule, declare, set aside, make or pay any non-cash dividend or other distribution on or with respect to any of its membership interests, profits interests or other equity interests and, following the Measurement Date, make or pay any cash dividend or other distribution on or with respect to any of its membership interests, profits interests or other equity interests;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its membership interest or other equity or ownership interest, or make any other change with respect to its capital structure;

(e) acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Other Seller Subsidiaries, or otherwise alter the Company’s or an Other Seller Subsidiary’s structure;

(g) incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances; provided, that, prior to the Measurement Date, the Company and Other Seller Subsidiaries may incur indebtedness or issue debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of a Person, or make loans or advances in the ordinary course of business consistent with past practice provided, further, that in no event shall the Company or any of the Other Seller Subsidiaries (i) incur, assume or guarantee any long-term indebtedness for borrowed money or (ii) make any optional repayment of any indebtedness for borrowed money;

(h) amend, waive, modify or consent to the termination of any Company Contract, or amend, waive, modify or consent to the termination of the Company’s or any of the Other Seller Subsidiaries’ rights thereunder, or enter into any Contract other than in the ordinary course of business consistent with past practice;

(i) authorize, or make any commitment with respect to, any unbudgeted single capital expenditure that is in excess of $50,000 or capital expenditures that are, in the aggregate, in excess of $100,000 for the Company and the Other Seller Subsidiaries taken as a whole;

(j) enter into any lease of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $50,000 per year in any single case;

(k) except in the ordinary course of business and consistent with past practice and within the limitation of the Applicable Budget for 2020, increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of the Company or the Other Seller Subsidiaries, or grant any severance or termination payment to, or pay, loan or advance any amount to, any director, officer or employee of the Company or any of the Other Seller Subsidiaries, or establish, adopt, enter into or amend any Company Benefit Plan;

(l) enter into any Contract with any Related Party of the Company or any of the Other Seller Subsidiaries;

(m) make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(n) make, revoke or modify any Tax election, settle or compromise any Tax liability, file any Tax Return (other than on a basis consistent with past practice and consistent with Section 5.9), change any annual Tax accounting period; adopt or change any material method of accounting for Tax purposes, file any amended Tax Return; enter into any Tax allocation, indemnity, sharing or similar agreement or any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of U.S. Law) or other agreement relating to Taxes with a Governmental Body; surrender any right to claim a refund, seek any Tax ruling from any Governmental Body, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or take any action that would change the classification of any Company or the Other Seller Subsidiaries for U.S. federal (and any applicable state) Tax purposes to an entity other than an entity that is disregarded as separate from its owner pursuant to Treasury Regulations Section 301.7701-3 (and comparable provisions of state and local Law) or take any action relating to Taxes that could shift Taxes from periods prior to the Measurement Date to periods after the Measurement Date;

(o) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(p) cancel, compromise, waive or release any right or claim other than, prior to the Measurement Date, in the ordinary course of business consistent with past practice;

(q) permit the lapse of any existing policy of insurance relating to the business or assets of the Company and the Other Seller Subsidiaries;

(r) transfer, assign, waive, abandon or permit the lapse of any Intellectual Property or right relating to Intellectual Property or any other intangible asset used or held for use in the Business as currently conducted or proposed to be conducted or grant any licenses, covenants not to sue or other rights with respect to any such Intellectual Property;

(s) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

(t) pay or become liable to pay any costs or expenses arising out of or related to the transactions contemplated by this Agreement or the Ancillary Agreements;

(u) commence or settle any Legal Proceeding;

(v) take any action, or intentionally fail to take any action, that would cause any representation or warranty made by the Seller in this Agreement or any Related Agreement to be untrue or result in a breach of any covenant made by the Seller in this Agreement or any Related Agreement, or that has or would reasonably be expected to have a Material Adverse Effect;

(w) take any action that would require disclosure on Section 3.7(h) of the Seller Disclosure Schedule if taken after the Balance Sheet Date but prior to the date hereof;

(x) following the Measurement Date, make any gift to the Seller or any of its Affiliates or Related Parties, or make any contractual or gratuitous payment (including any “single-trigger” cash change in control payment, sale bonuses, retention bonuses or success or similar bonuses or amounts in connection with the transactions contemplated by this Agreement) by the Company or any Other Seller Subsidiary to any director, officer, employee or consultant of the Company or any Other Seller Subsidiary (or any of their related parties); or

(y) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

5.3 Notification. During the Interim Period, the Company and the Seller shall promptly notify the Purchaser in writing of:

(a) the discovery by the Company or Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date hereof and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by the Company or Seller in this Agreement;

(b) any event, condition, fact or circumstance that occurs, arises or exists after the date hereof and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the Company or Seller in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date hereof;

(c) any breach of any covenant or obligation of the Company or Seller;

(d) any event, condition, fact or circumstance that has made or could reasonably be expected to make the timely satisfaction of any condition set forth in ARTICLE VI, ARTICLE VII or ARTICLE VIII impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect; and

(e) (i) any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (ii) any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to the Company, the Other Seller Subsidiaries or the transactions contemplated by this Agreement;

provided, however, that no notification given to the Purchaser pursuant to this Section 5.3 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or Seller, or any of the rights of the Purchaser, contained in this Agreement.

5.4 No Negotiation.

(a) Until the earlier of the Closing or the termination of this Agreement pursuant to ARTICLE X, Seller shall not, directly or indirectly, and shall not authorize or permit the Company or the Other Seller Subsidiaries or any Representative of the foregoing directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any proposal relating to an Acquisition Transaction (an “Acquisition Proposal”) or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding the Company or the Other Seller Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to a potential Acquisition Transaction or an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction. Without limiting the generality of the foregoing, Seller acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of the Company or the Other Seller Subsidiaries, whether or not such Representative is purporting to act on behalf of the Company or the Other Seller Subsidiaries, shall be deemed to constitute a breach of this Section 5.4 by Seller.

(b) The Seller shall promptly (and in no event later than forty-eight (48) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise the Purchaser orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to the Company or the Other Seller Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Interim Period. The Seller shall keep the Purchaser fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c) The Seller shall, and shall cause the Company and the Other Seller Subsidiaries to, immediately cease and cause to be terminated any existing discussions with any Person (other than the Purchaser) that relate to any Acquisition Proposal.

5.5 Employee Matters.

(a) Prior to the Closing Date, the Company shall, and Seller shall cause the Company to make, or cause to be made, all contributions and pay all premiums under each Company Benefit Plan with respect to periods ending on or prior to the Closing Date. Immediately prior to the Closing Date, the Company shall, and Seller shall cause the Company to, if and as requested by the Purchaser, terminate certain or all of the Company Benefit Plans and shall bear all the expenses of terminating such plans.

(b) Neither the Company nor Seller nor any Representative of the Company shall make any communication to employees of the Company regarding any 401(k), group health, life insurance, disability, accidental death and dismemberment insurance or employee stock purchase plan maintained by the Purchaser or any of its Affiliates or any compensation or benefits to be provided after the Closing Date without the advance approval of the Purchaser.

(c) Purchaser shall not, and shall cause the Company not to, prior to the expiration of the 2021 Earnout Period, reduce the base salary or annual cash incentive compensation opportunity of any Employee that would result in such Employee’s total annual cash compensation opportunity (which includes overtime, on call, chargeability, 401(k) match and 401(k) discretionary contribution opportunities) to fail to be substantially similar in the aggregate with such Employee’s total annual cash compensation opportunity immediately prior to Closing.

(d) Purchaser shall make the appropriate adjustments, as determined by Purchaser in its sole discretion, to any Employee’s compensation, including appropriate gross-ups for Tax burdens, to account for any reduction in employer contributions in connection with the transfer of Employee from the Company’s 401(k) and/or group health plans to plans maintained by the Purchaser or any of its Affiliates for the plan year in which such transfers occur.

5.6 Related Party Transactions. Seller shall, prior to the Closing, pay to the Company and the Other Seller Subsidiaries all amounts owed to the Company or the Other Seller Subsidiaries by Seller and shall cause the Company and the Other Seller Subsidiaries to cause to be paid to the Company and the Other Seller Subsidiaries all amounts owed to the Company or the Other Seller Subsidiaries by any Related Party and from the Company or the Other Seller Subsidiaries all amounts owed by the Company or the Other Seller Subsidiaries to any Related Party. At and as of the Closing Date, any debts of the Company or the Other Seller Subsidiaries owed to Seller or to any Related Party shall be canceled, except those obligations owed to Seller or such Related Party in respect of his or her employment with the Company.

5.7 Public Announcements. During the Interim Period, neither the Company, the Other Seller Subsidiaries nor Seller (nor any of their respective Representatives) shall, without the Purchaser’s prior written consent: (a) issue any press release or make any public statement regarding this Agreement, or regarding any of the transactions contemplated by this Agreement or (b) disclose to any Person the fact that this Agreement has been entered into or any of the terms of this Agreement other than to such parties’ advisors whom the Company or Seller, as applicable, reasonably determines needs to know such information for the purpose of advising the Company or Seller, it being understood that such advisor will be informed of the confidential nature of this Agreement and the terms of this Agreement and will be directed to treat such information as confidential in accordance with the terms of this Agreement.

5.8 Reasonable Efforts; Further Assurances; Cooperation.

(a) Subject to the other provisions hereof, each party shall use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Expiration Date, in accordance with the terms hereof and shall cooperate fully with each other party and its Representatives in connection with any step required to be taken as a part of its obligations hereunder.

(b) The Company, and the Seller shall cause the Company and the Other Seller Subsidiaries to, and following the Closing, the Seller shall, reasonably cooperate with Purchaser so that Purchaser may produce any and all documents and information regarding or related to the Company and the Other Seller Subsidiaries (i) needed to satisfy the Purchaser’s (or an Affiliate of the Purchaser’s) reporting obligations under the Securities Act, the Securities and Exchange Act of 1934, as amended, or any applicable stock exchange requirements, including the preparation of audited and interim financial statements or (ii) needed in connection with the preparation of pro forma financial information of the Purchaser (or an Affiliate of the Purchaser).

5.9 Tax Matters.

(a) Preparation of Flow-Through Income Tax Returns and Seller Prepared Returns.

(i)

The Seller shall, at the expense of the Seller, prepare or cause to be prepared and timely file or cause to be timely filed any Flow-Through Income Tax Returns of the Company and the Other Seller Subsidiaries with respect to any Tax period ending on or before the Measurement Date. Each such Tax Return shall be prepared consistent with past practices, except as otherwise required by applicable Law. The Seller shall provide the Purchaser with a copy of each such Tax Return, for its review, comment, and approval, no later than thirty (30) days prior to the due date for filing such Tax Return. The Seller and the Purchaser shall consult with each other and attempt in good faith to resolve any issues with respect to such Tax Returns and, if they are unable to do so, the disputed items shall be submitted to a nationally recognized accounting firm for resolution (within a reasonable time, taking into account the deadline for filing such Tax Return), which such resolution shall be final and binding on the parties.

(ii)

Any Tax Returns of the Company and the Other Seller Subsidiaries that are filed after the date hereof and prior to the Closing Date (“Seller Prepared Tax Returns”) shall be prepared in a manner consistent with past practices of the Company and Other Seller Subsidiaries. At least ten (10) days prior to the filing of any Seller Prepared Tax Return, the Seller shall submit, or shall cause to be submitted a draft of such Tax Return to Purchaser (together with schedules, statements, and supporting documentation) for its review, comment, and approval. The Seller and the Purchaser shall consult with each other and attempt in good faith to resolve any issues arising as a result of such Seller Prepared Tax Return and, if they are unable to do so, the disputed items shall be submitted to a nationally recognized accounting firm for resolution (within a reasonable time, taking into account the deadline for filing such Tax Return), which such resolution shall be final and binding on the parties.

(b) Other Tax Returns. The Purchaser shall be entitled to prepare and file or cause to be prepared and filed all Tax Returns of the Company and its Subsidiaries for any taxable period ending on or prior to the Closing Date that are due after the Closing Date (including any Straddle Tax Period Tax Returns and taking account of extensions of time to file Tax Returns) (“Purchaser Prepared Tax Returns”), other than Flow-Through Income Tax Returns that are prepared by Seller pursuant to Section 5.9(a). Each Purchaser Prepared Tax Return shall be prepared consistent with past practices, except as otherwise required by applicable Law. The Purchaser shall provide the Seller with a copy of each such Purchaser Prepared Tax Return that includes Pre-Closing Taxes for which the Seller is liable under this Agreement, for its review, comment, and approval, no later than thirty (30) days (or, in the case of a Purchaser Prepared Tax Return that is not an income Tax Return, no later than seven (7) days) prior to the due date for filing such Tax Return, provided that if any such Tax Return is due less than thirty (30) days (or less than seven (7) days, in the case of a Tax Return that is not an income Tax Return) after the Closing, then the Purchaser shall deliver a draft of such Tax Return as soon as practicable after the Closing; provided that failure to so deliver any such Tax Return shall not affect any liability of the Seller for Taxes pursuant to this Agreement. The Seller and the Purchaser shall consult with each other and attempt in good faith to resolve any issues arising as a result of such Purchaser Prepared Tax Return and, if they are unable to do so, the disputed items shall be submitted to a nationally recognized accounting firm for resolution (within a reasonable time, taking into account the deadline for filing such Tax Return), which such resolution shall be final and binding on the parties.

(c) Payment of Taxes. Within five (5) days prior to the due date for the payment of any Pre-Closing Taxes shown as due on any Tax Return described in Section 5.9(a) or 5.9(b), the Seller shall make a payment to the Company in amount equal to such Pre-Closing Taxes.

(d) Straddle Tax Period Taxes. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Tax Period, (i) in the case of any property Taxes or other such ad valorem Taxes that are imposed on a periodic basis and are payable for a Straddle Tax Period, the portion of such Tax which relates to the portion of such Taxable period ending on the Measurement Date shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Measurement Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any other Tax (such as Taxes based upon or related to income or receipts) be deemed equal to the amount which would be payable if there were a closing of the books as of the close of business on the Measurement Date and the relevant Tax period ended on the Measurement Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), provided, however, that the term “Closing Date” shall be substituted for the term “Measurement Date” for any Taxes incurred after the Measurement Date that are not incurred in the ordinary course of business and consistent with past practices of the Company and its Subsidiaries (including any the Other Seller Subsidiaries). The cost of preparing any Tax Returns for any Straddle Tax Period shall be prorated between the Seller and the Purchaser in accordance with this subsection (d).

(e) Cooperation on Tax Matters. The Purchaser and the Seller shall use commercially reasonable efforts to cooperate as and to the extent reasonably requested by the other party (at the requesting party’s sole cost and expense), in connection with the filing of Tax Returns pursuant to this Section 5.9 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(f) Transfer Taxes. Any Taxes or transfer, recording, registration and other similar fees payable as a result of the purchase and sale of the Interests or any other action contemplated hereby (other than any federal, state, local or foreign Taxes measured by or based upon income or gains imposed upon the Purchaser) (“Transfer Taxes”) shall be paid by the Seller. The party customarily responsible under applicable Law shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. The parties shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications and other documents regarding Transfer Taxes that become payable in connection with the transactions contemplated hereby that are required or permitted to be filed at or prior to the Closing.

(g) Termination of Tax Sharing Agreements. Notwithstanding any other provision in the Agreement to the contrary, any Tax allocation, Tax sharing, Tax indemnity, Tax reimbursement or similar Contract or arrangement involving the Company or any of its Subsidiaries (including the Other Seller Subsidiaries) (“Tax Agreement”) shall be terminated prior to the Measurement Date (including any obligation to make a distribution with respect to Taxes pursuant to the operating agreement of the Company or any of the Other Seller Subsidiaries) and, after the Measurement Date, neither the Company nor any of its Subsidiaries (including the Other Seller Subsidiaries) shall be bound thereby or have any liability thereunder. Neither the Company nor any of its Subsidiaries (including the Other Seller Subsidiaries) shall enter into any Tax Agreement after the date hereof.

(h) Partnership Audit Matters. Notwithstanding anything to the contrary in this Agreement or otherwise, in connection with any tax proceeding for any taxable period (or portion thereof) ending on or prior to the Closing with respect to the Company or any of its Subsidiaries that is treated as a partnership for U.S. federal or state income tax purposes, the parties shall, to the extent permitted under applicable Law, make, or shall cause to be made, in respect of the Company or such Subsidiary (as applicable) an election “out” under Section 6221(b) of the Code or, if such election is not available, an election to “push out” adjustments under Section 6226 of the Code (or any comparable provision in any state, local or foreign Tax Law) in respect of any taxable period (or portion thereof) ending on or prior to the Closing (and the Seller shall take any actions necessary to give effect to this sentence).

(i) Tax Treatment. The Seller and the Purchaser intend that, for U.S. federal income tax purposes, the transactions contemplated by this Agreement shall be treated as a purchase of the assets of the Company and its Subsidiaries (including the Other Seller Subsidiaries) by the Purchaser. The Seller shall not, and shall not permit any of its Affiliates to, make any election to cause the Company and its Subsidiaries (including the Other Seller Subsidiaries) to be classified (or otherwise treated) as an entity other than an entity that is disregarded as separate from its owner pursuant to Treasury Regulations Section 301.7701-3 (and comparable provisions of state and local Law) for any period ending on or prior to the Closing Date. As soon as practicable following the determination of the Final Closing Statement or such earlier time as determined by the Purchaser, the Purchaser shall deliver to the Seller a proposed allocation of the Purchase Price and any other items that are treated as additional consideration for Tax purposes determined in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other relevant provision of applicable Law (the “Allocation”) among the assets of the Company and its Subsidiaries (including the Other Seller Subsidiaries) for Tax purposes. The Seller shall respond within ten (10) days of receipt of the draft Allocation, by providing either (i) its acceptance of the draft Allocation or (ii) any reasonable objections to the methodology utilized by the Purchaser. The Seller and the Purchaser shall use commercially reasonable efforts to resolve any differences between them for ten (10) days. If the Purchaser and the Seller are unable to reach a timely resolution of any dispute regarding the Allocation, the dispute shall be resolved by an independent nationally recognized accounting firm acceptable to the Purchaser and the Seller. The parties hereto and their Affiliates shall (x) report the federal, state and local income and other Tax consequences of the transactions contemplated hereby in a manner consistent with the Allocation (as determined pursuant to this Section 5.9(i)) and shall not take any position inconsistent therewith (whether on any Tax Return or before any Governmental Body), unless otherwise required by applicable Law, and (y) if, subsequent to the Closing, there is an increase or decrease in the Purchase Price or other consideration paid by the Purchaser to the Seller, the parties shall allocate such increase or decrease among the assets of the Company in a reasonable manner reflecting such adjustment within forty-five (45) days of such adjustment.

(j) USVI Tax Forms. The Purchaser shall have the right to participate in any proceedings relating to the USVI Tax Forms (as defined below) or the Requested Relief (including participating in conferences with the Taxing authorities and reviewing and commenting on material prior to submission to submission to the Taxing authorities). The Seller shall not, without the prior written consent of the Purchaser, enter into any settlement or compromise or consent to the entry of any judgment in respect of the foregoing. If (i) the BIR grants the Requested Relief and (ii) the Purchaser determines that none of the Purchaser, its Affiliates (including the Company or the Other Seller Subsidiaries) or the Seller may have any liability for Taxes (including interest or penalties or related costs and expenses) in respect of the matters covered by the Requested Relief or the Amended Tax Returns (“USVI Tax Forms”), then the USVI Tax Escrow shall be released to the Seller. If (x) the BIR does not grant the Requested Relief or (y) the Purchaser determines that the Purchaser, the Seller or any of their Affiliates (including Company or the Other Seller Subsidiaries) may have any liability for Taxes (including interest, penalties, or related costs and expenses) in respect of the matters covered by the USVI Tax Forms (including any Taxes, costs or expense that may be incurred by such parties as a result of the BIR not granting the Requested Relief) (“USVI Exposure”), the USVI Exposure shall first be satisfied out of the USVI Tax Escrow, and (A) if the USVI Tax Escrow exceeds the USVI Exposure, any amount remaining in the USVI Tax Escrow after the full satisfaction of the USVI Exposure shall be released to the Seller or (B) if the USVI Exposure exceeds the USVI Tax Escrow, the remaining USVI Exposure shall be satisfied in accordance with the provisions set forth in Article XI.

5.10 Customer Visits. During the Interim Period, at the Purchaser’s request and upon reasonable notice, the Seller shall, in a manner agreed to by the parties, permit the Purchaser to discuss and meet, and shall cooperate in such discussions and meetings, with any Customer or Supplier of the Company or Other Seller Subsidiaries that the Purchaser so requests. Furthermore, Seller shall (and shall cause the Company and the Other Seller Subsidiaries to) cooperate with the

Purchaser in the preparation of a presentation to such Customers and/or Suppliers with respect to the transactions contemplated hereby. The Seller shall promptly notify the Purchaser if a commercial relationship and/or agreement the Company or an Other Seller Subsidiary has with a Customer or Supplier terminates during the period commencing on the date hereof and ending on the Closing Date.

5.11 Restrictive Covenants.

(a) Confidential Information. Except to comply with its obligations or to the extent strictly necessary to enforce its rights under this Agreement, Seller shall hold in confidence at all times following the date hereof all Confidential Information and shall not disclose, publish or make use of Confidential Information at any time following the date hereof without the prior written consent of the Purchaser.

(b) Noncompetition. (i) Seller hereby acknowledges that (A) the Company and the Other Seller Subsidiaries conduct the Business in the Territory and/or have current plans to expand the Business throughout the Territory and (B) to protect adequately the interest of the Purchaser in the business and goodwill of the Company and the Other Seller Subsidiaries, it is essential that any noncompetition covenant with respect thereto cover all of the Business and the entire Territory. (ii) The Seller shall not, during the Non-compete Period, in any manner, either directly, indirectly, individually, in partnership, jointly or in conjunction with any Person, (A) engage in or assist others in engaging in the Business within the Territory (other than Purchaser), or (B) have an equity or profit interest in, advise or render services (of an executive, marketing, manufacturing, research and development, administrative, financial, consulting, employment, independent contracting nature) or lend money to any Person that engages in the Business within the Territory (other than Purchaser) provided that this Agreement shall not prevent the beneficial ownership for investment purposes of, two percent (2%) or less of any class of equity securities of any such Person which are registered under Section 12 of the Exchange Act.

(c) Nonsolicitation. The Seller shall not, during the Non-compete Period, in any manner, directly, indirectly, individually, in partnership, jointly or in conjunction with any Person, (i) (A) recruit or solicit or attempt to recruit or solicit, on his or her behalf or on behalf of any other Person, any current or former employee of the Company or the Other Seller Subsidiaries whose employment with the Company the Other Seller Subsidiaries, as applicable, terminated within the six (6) month period ending on the date of such action by the Seller, (B) encourage any Person (other than the Purchaser or one of its Affiliates) to recruit or solicit any current or former employee of the Company or the Other Seller Subsidiaries, or (C) otherwise encourage any employee of the Company or the Other Seller Subsidiaries to discontinue his or her employment with the Company or one of its Affiliates, (ii) solicit any customer who currently is a customer of the Company or the Other Seller Subsidiaries or has been a customer of the Company or the Other Seller Subsidiaries on or prior to the Closing Date for the purpose of providing, distributing or selling products or services similar to those sold or provided by the Company or the Other Seller Subsidiaries or (iii) persuade or attempt to persuade any customer or supplier of the Purchaser (or any of its Affiliates) to terminate or modify such customer’s or supplier’s relationship with the Purchaser (or any of its Affiliates).

(d) Severability. In the event a judicial or arbitral determination is made that any provision of this Section 5.11 constitutes an unreasonable or otherwise unenforceable restriction against the Seller, the provisions of this Section 5.11 shall be rendered void only to the extent that such judicial or arbitral determination finds such provisions to be unreasonable or otherwise unenforceable with respect to the Seller. In this regard, any judicial authority construing this Agreement shall be empowered to sever any portion of the Territory, any prohibited business activity or any time period from the coverage of this Section 5.11 and to apply the provisions of this Section 5.11 to the remaining portion of the Territory, the remaining business activities and the remaining time period not so severed by such judicial or arbitral authority. Moreover, notwithstanding the fact that any provision of this Section 5.11 is determined not to be specifically enforceable, the Purchaser shall nevertheless be entitled to seek to recover monetary damages as a result of the breach of such provision by the Seller. The time period during which the prohibitions set forth in this Section 5.11 shall apply shall be tolled and suspended for a period equal to the aggregate time during which the Seller violates such prohibitions in any respect.

(e) Injunctive Relief. Any remedy at law for any breach of the provisions contained in this Section 5.11 shall be inadequate and the Purchaser shall be entitled to seek injunctive relief in addition to any other remedy the Purchaser might have hereunder. The Seller shall not oppose the granting of such relief on the basis that Purchaser has an adequate remedy at law.

5.12 Release.

(a) In consideration for the Purchase Price, as of and following the Closing Date, Seller, on behalf of itself, its predecessors and assigns and its Affiliates (which shall not include the Company and the Other Seller Subsidiaries) (collectively, the “Releasing Parties”) knowingly, voluntarily, irrevocably and unconditionally releases, forever discharges, and covenants not to sue the Purchaser and its Affiliates (including Parent, the Company and the Other Seller Subsidiaries) (collectively, the “Released Parties”) from or for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that such Releasing Party has or may have, now or in the future, arising out of, relating to, or resulting from any act or omission, error, negligence, breach of contract, tort, violation of law, matter or cause whatsoever from the beginning of time to the Closing Date (“Released Causes of Action”); provided, however, that none of the releases in this Section 5.12 shall limit or otherwise affect the respective rights and obligations of the parties hereto with regard to any rights, claims, demands, actions or causes of action arising out of this Agreement or any Related Agreement.

(b) It is further agreed and understood that the release set forth in this Section 5.12 is a full and final release of all Released Causes of Action whether known or unknown, fixed or contingent, manifested or unmanifested. Each Releasing Party hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Released Causes of Action, or commencing, instituting, or causing to be commenced, any suit, action, claim, investigation or proceeding of any kind against any Released Party, based upon any matter released hereby. Each Releasing Party hereby waives the protection of any provision of any law that would operate to preserve claims that are unknown as of the Closing Date or at any other time. Each Releasing Party specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

(c) As to each and every Released Causes of Action released hereunder, each Releasing Party also waives the benefit of each other similar provision of applicable Law, if any, pertaining to general releases after having been advised by its legal counsel with respect thereto. Each Releasing Party acknowledges that the release made in this Section 5.12 is a material inducement to each Released Party’s decision to enter into this Agreement and to consummate the transactions contemplated hereby. Each Releasing Party represents that it has not made any assignment or transfer of any Released Causes of Action.

5.13 Working Capital. Through the Closing Date, the Company shall, and Seller shall cause the Company and the Other Seller Subsidiaries to, manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice.

5.14 Interim Financials.

(a) As promptly as practicable following each calendar month prior to the Closing Date, the Company shall, and Seller shall cause the Company to, deliver to the Purchaser periodic financial reports in the form that the Company customarily prepares for its internal purposes and, if available, unaudited consolidated statements of the financial position of the Company as of the last day of such calendar month and statements of income and changes in financial position of such entities for the calendar month then ended. Seller and the Company covenant that such interim statements (a) shall present fairly in all material respects, the financial condition of the Company and the Other Seller Subsidiaries as of their respective dates and the related results of their respective operations for the respective calendar month then ended and (b) shall be prepared on a basis consistent with prior interim periods.

(b) During the Interim Period, Purchaser shall deliver to Seller a copy of any compliance certificates it or Parent delivers to the lenders under its Credit Agreement promptly following delivery thereof.

5.15 R&W Insurance Policy. At the Closing, Purchaser shall bind the R&W Insurance Policy to be issued through the R&W Insurer. At the Closing, all costs and expenses of obtaining the R&W Insurance Policy, including the premium, underwriting fee, commissions and taxes, will be paid one-half (1/2) by Seller and one-half (1/2) by Purchaser.

5.16 Financing. Purchaser shall use commercially reasonable efforts to (a) cause the equity financing necessary for the Purchaser to consummate the transactions contemplated hereby to be available to Purchaser at Closing and (b) obtain financing to the extent necessary to enable the Company to make any Earnout Amounts, if and when due and payable, at the time such Earnout Amounts are due and owing.

5.17 Cooperation with Financing. The Company shall, and the Seller shall cause the Company and the Other Seller Subsidiaries, and its and their respective Representatives, to provide to Purchaser all cooperation reasonably requested by Purchaser and/or its financing sources that is necessary, proper or advisable in connection with Purchaser’s financing of the transactions contemplated hereby, including (a) furnishing Purchaser and its financing sources with financial and other pertinent information regarding the Company and the Other Seller Subsidiaries as may be reasonably requested by Purchaser, including (i) audited consolidated balance sheets and related statements of income of the Company and the Other Seller Subsidiaries for the 2018 and 2019 fiscal years of the Company, (ii) in respect of the fiscal quarters of the Company ending on June 30, 2019 and September 30, 2019 and, within 60 days after the end thereof, any subsequent fiscal quarter, unaudited consolidated balance sheets and related statements of income of the Company and the Other Seller Subsidiaries for such fiscal quarter, in each case prepared in accordance with GAAP (subject to the absence of footnotes and year-end adjustments, in the case of unaudited financial statements), and (iii) other diligence materials, and (b) otherwise reasonably facilitating the Purchaser’s financing of the transactions contemplated hereby.

5.18 Consents and Filings.

(a) The Seller and Purchaser shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements as promptly as practicable, including to (i) obtain from Governmental Bodies and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Related Agreements, (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act or any other applicable Law and (iii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the transactions contemplated by this Agreement and the Related Agreements. In furtherance and not in limitation of the foregoing, the Seller shall permit Purchaser to reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement or the transactions contemplated hereby, and the Seller shall not settle or compromise any such claim, suit or cause of action without Purchaser’s written consent. The cost of the HSR filing fees for both parties’ filings shall be paid by Purchaser at the time of submission; provided, that fifty percent (50%) of such fees shall be included in Closing Date Expenses.

(b) The Seller shall, or shall cause the Company and the Other Seller Subsidiaries to, give promptly such notice to third parties and obtain such third party consents and estoppel certificates as Purchaser may in its sole discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement and the Related Agreements. Purchaser shall cooperate with and assist the Seller in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any change in the terms of any agreement or arrangement that Purchaser in its sole discretion may deem adverse to the interests of Purchaser or the Company or any of the Other Seller Subsidiaries.

(c) The Seller and Purchaser agree that, in the event that any consent, approval or authorization necessary or desirable to preserve for the Company or any of the Other Seller Subsidiaries any right or benefit under any lease, license, commitment or other Contract to which the Company or any of the Other Seller Subsidiaries is a party is not obtained prior to the Closing, the Seller will, subsequent to the Closing, cooperate with Purchaser, the Company or any such Other Seller Subsidiaries in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.

(d) Notwithstanding anything herein to the contrary, Purchaser shall not be required by this Section 5.18 to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (A) require the divestiture of any assets of Purchaser, the Company or any of their respective Affiliates, (B) limit Purchaser’s freedom of action with respect to, or its ability to consolidate and control, the Company and the Other Seller Subsidiaries or any of their assets or businesses or any of Purchaser’s or its Affiliates’ other assets or businesses or (C) limit Purchaser’s ability to acquire or hold, or exercise full rights of ownership with respect to, the Interests.

5.19 Operating Assets. For six (6) years following the Closing Date, Seller shall execute and cause its Affiliates (other than the Company and the Other Seller Subsidiaries) to, at the written request of Purchaser, execute and deliver to the Purchaser such instruments of sale, transfer, conveyance, assignment, consent, assurance, power of attorney, and other such instruments as may be reasonably requested by the Purchaser in order to vest in Purchaser or any of its Subsidiaries (including any of the Company and the Other Seller Subsidiaries) all right, title, and interest in (i) any assets (together with any related liabilities, if any) used or held for use in the business or operations of the Company and the Other Seller Subsidiaries that is held by the Seller or any of its Affiliates (other than the Company and the Other Seller Subsidiaries) and (ii) any Contracts which the Seller or any of its Affiliates (other than the Company and the Other Seller Subsidiaries) are party to relating to the customers, suppliers, employees or service providers of the Company and the Other Seller Subsidiaries, in either case except for this Agreement, the Related Agreements and any other certificate, agreement or other document in respect of the transactions contemplated hereby and by the Related Agreements; provided that to the extent the transfer of any such asset requires the approval, consent or waiver of any Person, the assignment of any such asset shall not occur until such approval, consent or waiver shall have been obtained and the parties will cooperate in good faith to obtain, any such approvals, consents or waivers as may be requested by Purchaser.

5.20 Existence and Name Change. Seller shall, and the Seller Indemnifying Members shall cause Seller to, (i) remain in existence for six (6) years following the Closing and (ii) change its name promptly, but in no event later than five (5) Business Days following the Closing, to a name that does not include “CTEH”, “Center for Toxicology and Environmental Health” or any derivation thereof, nor anything substantially similar to the foregoing.

5.21 Maintenance of Insurance. For eighteen (18) months following the Closing Date, Purchaser shall cause the Company to maintain in existence policies of insurance covering such risk and events, including personal injury, property damage and general liability, with coverages and associated deductibles no less favorable to the Company in the aggregate than those described in Section 3.20 of the Seller Disclosure Schedule, for the Company, any Subsidiary and their respective business and operations and for the operation of the Aircraft, with the cost of such coverages and deductibles being an expense for purposes of determining the Earnout Amounts. During the period the indemnification obligations of Seller under Section 11.1(c) survive, Purchaser shall cause the Company to (i) act in good faith with respect to making any claims against such insurance policies, and (ii) not take any action with the intent of reducing coverage under such policies.

5.22 Cash. Seller shall cause the Cash, as of the Closing, to be no less than $1,500,000.

5.23 Tail Insurance. Prior to the Closing Date, Seller shall cause the Company to obtain run-off (tail) coverage, for a period of six (6) years under its directors and officers liability policy, for any claims first made against any entity or person affiliated with the Company, whether reported to the insurer before or after the Closing Date, relating to any acts, omissions or events occurring prior to the Closing Date (collectively, the “Tail Insurance”), and Seller shall not take any action to amend or terminate the Tail Insurance during such six (6) year period. All costs and premiums of the Tail Insurance shall constitute Closing Date Expenses.

ARTICLE VI

GENERAL CONDITIONS TO CLOSING

The respective obligations of the Purchaser and the Seller to consummate the transactions contemplated by this Agreement and the Purchaser Related Agreements, in the case of Purchaser, and the Seller Related Agreements, in the case of Seller, are subject to the satisfaction (or written waiver by either party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

6.1 No Injunction or Prohibition. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), including any Law that may be administered by the U.S. Department of Treasury’s Office of Foreign Assets Controls (OFAC), that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Related Agreements.

6.2 HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Related Agreements shall have expired or shall have been terminated.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement and the Purchaser Related Agreements are subject to the satisfaction (or written waiver by the Purchaser), at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. Each of the representations and warranties made by the Company and Seller in this Agreement shall have been accurate in all material respects as of the date hereof and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date (except as to such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that for determining the satisfaction of the condition set forth in this Section 7.1: (a) no effect shall be given to any materiality qualifications contained in such representations and warranties; and (b) the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.5, 3.7(a), 3.8 and 3.24 shall be true and correct in all respects as of the date hereof and as of the Closing Date.

7.2 Performance of Covenants. Each of the covenants and obligations set forth herein that the Company, Seller or Seller is required to comply with or perform at or prior to the Closing shall have been complied with or performed in all material respects.

7.3 Seller Compliance Certificate. The Seller shall have delivered, or caused to be delivered, to the Purchaser a certificate executed by the Seller and the chief executive officer or chief financial officer of the Company as to compliance with the conditions set forth in Sections 7.1 and 7.2 (the “Seller Compliance Certificate”);

7.4 Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with any Person required in connection with the execution, delivery or performance hereof shall have been obtained or made and shall be in full force and effect, in each case in form and substance reasonably satisfactory to the Purchaser.

7.5 Ancillary Agreements and Deliveries. The Seller shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 9.2, each of which shall be in full force and effect as of the Closing.

7.6 Preliminary Closing Statement and Payoff Letters. The Company shall have delivered to the Purchaser, not less than three (3) Business Days prior to the Closing Date, the Preliminary Closing Statement, which shall include payoff letters (the “Payoff Letters”), in form and substance reasonably satisfactory to the Purchaser, in which the payee shall agree that upon payment of the amount specified in such payoff letter: (i) all outstanding obligations of the Company and its Subsidiaries arising under or related to the applicable Closing Date Indebtedness shall be repaid, discharged and extinguished in full; (ii) all Encumbrances in connection therewith shall be released; (iii) the payee shall take all actions reasonably requested by Purchaser to evidence and record such discharge and release as promptly as practicable, including filing UCC-3 termination statements (drafts of which shall be provided to Purchaser at least two (2) Business Days prior to Closing); and (iv) the payee shall return to the Company and its Subsidiaries all instruments evidencing the applicable Closing Date Indebtedness (including all notes) and all collateral securing the applicable Closing Date Indebtedness.

7.7 Release of Encumbrances. The Seller shall have delivered, or caused to be delivered, to the Purchaser evidence reasonably satisfactory to the Purchaser that all Encumbrances (other than Permitted Encumbrances) affecting any of the assets of the Company have been released, or will be released upon repayment of the Closing Date Indebtedness pursuant hereto.

7.8 Stockholder Agreements. Seller shall have delivered to the Purchaser executed versions of the Stockholder Agreements or joinders thereto, as applicable, such joinders in substantially the forms attached hereto as Exhibit 7.8, executed by Seller.

7.9 No Material Adverse Effect. There shall not have occurred a Material Adverse Effect, and no event shall have occurred or circumstance exist that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect.

7.10 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the transactions contemplated hereby shall have been issued by any Governmental Body, and there shall not be any Law enacted or deemed applicable that makes the Closing illegal.

7.11 No Litigation. There shall not be pending or threatened any Legal Proceeding by or before any Governmental Body against the Purchaser, Seller, the Company or any of the Other Seller Subsidiaries (a) seeking to restrain or prohibit the Purchaser’s direct or indirect ownership or operation of all or a significant portion of the business and assets of the Company or the Other Seller Subsidiaries, or to compel the Purchaser or any of its Subsidiaries or Affiliates to dispose of or hold separate any significant portion of the business or assets of the Company or the Other Seller Subsidiaries, (b) seeking to restrain or prohibit or make materially more costly the consummation of the transactions contemplated by this Agreement, or seeking to obtain from the Purchaser or the Company any material damages, (c) seeking to impose limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of the Interests, (d) challenging the transactions contemplated by this Agreement or any Related Agreement or otherwise seeking damages, or (e) which otherwise could reasonably be expected to have a Material Adverse Effect.

7.12 R&W Insurance. Great American E&S Insurance Company, as insurer (the “R&W Insurer”), has bound, the R&W Insurance Policy for Purchaser’s benefit as of the Closing, as described in Section 5.15.

7.13 Third Party Expense Statements and Releases. Prior to the Closing, the Seller shall have delivered to Purchaser an invoice duly executed by each payee referred to in the Preliminary Closing Statement in form and substance reasonably satisfactory to Purchaser in which the payee shall agree that upon payment of the amounts specified in the Preliminary Closing Statement, all obligations of the Company and the Other Seller Subsidiaries to such payee to date shall be repaid, discharged and extinguished in full.

7.14 Subordination Agreement. The Seller shall have entered into the Subordination Agreement at the Closing.

7.15 Evidence of Title. (i) The Purchaser shall have received one or more ALTA 2006 Form B Owner’s Policy(s) of Title Insurance for the real property owned by the Company or any of the Other Seller Subsidiaries, all in form and substance reasonably satisfactory to the Purchaser, together with the following endorsements to the extent commercially available in the applicable jurisdictions: non-imputation, reverter, tax parcel, tie-in, water rights and such other endorsements and affirmative coverages reasonably requested by the Purchaser as are usual and customary with respect to similar transactions in the applicable jurisdictions. The cost of such title reports, title policies, endorsements and affirmative coverages shall be “Closing Date Expenses” hereunder; and (ii) appropriate officers and directors of the Company, the Other Seller Subsidiaries and the Seller shall have executed and delivered to the title company(s) selected by the Purchaser such reasonable affidavits, indemnification agreements and bonds as may be necessary to cause the title company(s) to issue the endorsements and affirmative coverages reasonably requested by the Purchaser, including, without limitation, a non-imputation endorsement, with respect to the above referenced Owner’s Policy(s) of Title Insurance.

7.16 Reorganization. The Reorganization shall have been consummated pursuant to documentation in form and substance satisfactory to the Purchaser.

7.17 Restrictive Covenant Agreements. Seller shall have delivered to Purchaser (i) restrictive covenant agreements in form and substance acceptable to Purchaser (the “Employee Restrictive Covenant Agreements”) executed by each of the Persons set forth on Schedule 3.1(c) of the Seller Disclosure Schedule under the heading “Profits Participation Class C Units and Unit Holders” and (ii) restrictive covenant agreements in the form attached hereto as Exhibit 7.17(b) (the “Investor Restrictive Covenant Agreements”) executed by each of the ultimate beneficial owners of each of the Persons set forth on Schedule 3.1(c) of the Seller Disclosure Schedule under the headings “Preferred Units and Unit Holders”, “Class A Units and Unit Holders”, and “Class B Units and Unit Holders”.

7.18 Employment Agreements. Seller shall have delivered to Purchaser, employment agreements in the forms attached hereto as Exhibits 7.18 (the “Employment Agreements”), executed by Phillip Goad, W. Cory Davis, John Kind and Dick Fletcher, respectively.

7.19 Cash. Cash, as of the Closing, shall be no less than $1,500,000.

7.20 Invention Assignment Agreements. The Seller shall have caused each employee and independent contractor involved in the development of any Intellectual Property relating to the Business of the Company to sign a proprietary invention and assignment agreement in form and substance acceptable to the Purchaser, pursuant to which all such Intellectual Property is irrevocably assigned to the Company.

7.21 Stephens Agreement. The Company shall have assigned the Engagement Letter, dated May 17, 2019, by and between the Company and Stephens Inc. to Seller pursuant to documentation in form and substance acceptable to the Purchaser.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of the Seller to consummate the transactions contemplated by this Agreement and the Seller Related Agreements are subject to the satisfaction (or written waiver by the Seller, at or prior to the Closing) of the following conditions:

8.1 Accuracy of Representations. Each of the representations and warranties made by the Purchaser in this Agreement shall have been accurate in all material respects as of the date hereof and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date (except as to such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that for determining the satisfaction of the condition set forth in this Section 8.1: (a) no effect shall be given to any materiality qualifications contained in such representations and warranties; and (b) the representations and warranties set forth in Sections 4.1 and 4.2 shall be true and correct in all respects as of the date hereof and as of the Closing Date.

8.2 Performance of Covenants. Each of the covenants and obligations set forth herein that the Purchaser is required to comply with or perform at or prior to the Closing shall have been complied with or performed in all material respects.

8.3 Purchaser Compliance Certificate. The Purchaser shall have delivered, or caused to be delivered, to the Seller a certificate executed by an officer of the Purchaser as to compliance with the conditions set forth in Sections 8.1 and 8.2.

8.4 Ancillary Agreements and Deliveries. The Purchaser shall have delivered, or caused to be delivered, to the Seller the items listed in Section 9.3, each of which, in the case of agreements and documents, shall be in full force and effect.

8.5 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the transactions contemplated hereunder shall have been issued by any Governmental Body and shall remain in effect, and there shall not be any Law enacted or deemed applicable to the transactions contemplated hereunder that makes the Closing illegal.

8.6 Consents. All consents approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Body shall have been obtained or made on terms and conditions reasonably satisfactory to the Seller.

ARTICLE IX

CLOSING

9.1 Closing. Subject to a party’s right to terminate this Agreement pursuant to ARTICLE X, the satisfaction or waiver of the conditions set forth in ARTICLE VI, ARTICLE VII and ARTICLE VIII and the deliveries required by this ARTICLE IX, and unless otherwise mutually agreed in writing between the Purchaser and the Seller, the Closing shall occur at 9:00 A.M. (Pacific Time) on March 31, 2020, subject to all of the conditions set forth in ARTICLE VI, ARTICLE VII and ARTICLE VIII having been satisfied or waived in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing); provided, that if all such conditions (other than those conditions that by their terms are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing) are not satisfied or waived by 9:00 A.M. (Pacific Time) on March 31, 2020, then Closing shall occur no more than five (5) Business Days following the date on which all such conditions are satisfied or waived. The Closing shall take place by the email transmission of executed documents and via wire transfer of the funds, which shall be coordinated by the Purchaser’s and the Seller’ respective legal counsel.

9.2 Seller and Company Closing Deliveries. At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

(a) one or more membership interests certificates evidencing the Interests, free and clear of Encumbrances, duly endorsed in blank or accompanied by membership interest powers or other instruments of transfer reasonably satisfactory to the Purchaser duly executed in blank;

(b) the organizational record books, minute books and seal of the Company, to the extent available;

(c) Stockholder Agreements or joinders thereto, as applicable, executed by the Seller;

(d) the Employee Restrictive Covenant Agreements and Investor Restrictive Covenant Agreements;

(e) a certificate for the Company, dated as of the Closing Date, signed by the Secretary of the Company (i) attaching copies of the articles of organization and operating agreement, and any amendments thereto, of the Company, (ii) attaching a true, correct and complete copy of the membership interest ledger of the Company from the date of its incorporation through the Closing Date, (iii) certifying that attached thereto are true complete copies of all resolutions adopted by the board of directors and members of the Company authorizing the execution, delivery and performance of this Agreement and the Seller Related Agreements and the consummation of the transactions contemplated hereby and thereby and that all such resolutions are in full force and effect, and (iv) certifying the good standing of the Company in its jurisdiction of incorporation and in each other jurisdiction in which it is qualified to do business, and that there are no proceedings for the dissolution or liquidation of the Company;

(f) executed resignation letters from the directors and officers of the Company and the Other Seller Subsidiaries, in form and substance reasonably satisfactory to the Purchaser;

(g) the Escrow Agreement, duly executed by the Seller;

(h) the Employment Agreements, duly executed by Phillip Goad, W. Cory Davis and John Kind;

(i) A copy of the Aircraft’s:

(i)	current certificate of registration showing the Aircraft is registered in the name of CTEH Leasing;

(ii)

bill of sale pursuant to which the CTEH Leasing took title to the Aircraft and evidence of a search of the FAA register and the International Registry (established for the purposes of the Convention on International Interests in Mobile Equipment and the Protocol on International Interests in Mobile Equipment on Matters Specific to Aircraft Equipment, in each case, signed at Cape Town on 16 November 2001) immediately prior to Closing evidencing that CTEH Leasing has good and marketable title to the Aircraft free of any Encumbrances;

(iii)	Certificate of Airworthiness;

(iv)	current certificate of insurance in respect of the Aircraft; and

(v)	copies of all lease agreements, operating agreement, management agreements or similar that relate to any transfer of rights in and to the Aircraft.

(j) (i) a properly completed and duly executed IRS Form W-9 from Seller, (ii) a duly authorized and executed certificate, dated as of the Closing Date and sworn under penalties of perjury, in the form and substance of Treasury Regulations promulgated under Code Section 1445, certifying that fifty percent (50%) or more of the value of the gross assets of the Company do not consist of U.S. real property interests, or that ninety percent (90%) or more of the value of the gross assets of the Company do not consist of U.S. real property interests plus cash or cash equivalents in accordance with Treasury Regulations Section 1.1445-11T and (iii) such other documentation as permitted by the Code, Treasury Regulations or IRS guidance in effect as of the Closing Date to establish an exemption from withholding under Section 1446(f) of the Code; and

(k) all other documents required to be entered into by the Company and Seller pursuant hereto or reasonably requested by the Purchaser to convey the Interests to the Purchaser or to otherwise consummate the transactions contemplated hereby.

9.3 Purchaser Closing Deliveries. At the Closing, the Purchaser shall deliver, or cause to be delivered, the following:

(a) to the Seller, the Closing Date Payment, in accordance with Section 2.4(a)(ii);

(b) to the Seller, the Escrow Agreement, duly executed by the Purchaser;

(c) to the Seller, the Employment Agreements, duly executed by Purchaser or one of its Affiliates, as applicable;

(d) to the Seller, the stock certificate evidencing the Non-Escrow Stock, free and clear of Encumbrances, except as provided in the Stockholder Agreements;

(e) to the Escrow Agent, the stock certificate evidencing the Escrow Stock; provided, that the Seller shall deliver to the Escrow Agent accompanying stock powers or other instruments of transfer reasonably satisfactory to the Purchaser duly executed in blank; and

(f) all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing pursuant hereto.

ARTICLE X

TERMINATION

10.1 Termination Events. This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of the Purchaser and the Seller;

(b) by written notice from the Seller to the Purchaser (a “Seller Notice”) or from the Purchaser to the Seller (a “Purchaser Notice”), as the case may be, if there has been a breach of any representation, warranty, covenant or agreement by the Company or Seller, in the case of a Purchaser Notice, or by the Purchaser, in the case of Seller Notice, or any such representation or warranty shall become untrue after the date hereof, and such breach is not curable or, if curable, is not cured within the earlier of (i) thirty(30) days after written notice thereof is given by the Purchaser or the Seller, as applicable, and (ii) the Expiration Date;

(c) by a Purchaser Notice or a Seller Notice, as the case may be, in the event the Closing has not occurred on or prior to April 15, 2020 (the “Expiration Date”) for any reason other than delay or nonperformance of or breach by the party seeking such termination; provided, however, that if Closing shall not have occurred due to a failure to satisfy the closing condition contained in Section 7.4 (Consents) or Section 6.2 (HSR Act) hereof, the Purchaser shall be entitled, but not obligated, to extend the Expiration Date for up to sixty (60) days upon written notice of such extension to the Seller, which notice shall specify a new Expiration Date, which shall then be the Expiration Date for all purposes under this Agreement;

(d) by Purchaser Notice, if between the date hereof and the Closing, an event or condition occurs that has or is reasonably likely to have a Material Adverse Effect; and

(e) by Purchaser Notice or Seller Notice in the event that any Governmental Body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the party so requesting termination shall have used its commercially reasonable efforts, in accordance with Section 5.18, to have such order, decree, ruling or other action vacated.

10.2 Effect of Termination. In the event of termination of this Agreement pursuant to this ARTICLE X, this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement or its partners, officers, directors or members, except for obligations under Section 5.7 (Public Announcements), Section 12.3 (Fees and Expenses), Section 12.4 (Waiver; Amendment), Section 12.7 (Governing Law; Dispute Resolution), Section 12.11 (Notices), Section 12.13 (Enforcement of Agreement), Section 12.14 (Severability), Section 12.15 (No Third Party Beneficiaries) and this Section 10.2, all of which shall survive the Termination Date. Notwithstanding the foregoing, nothing contained in this Section 10.2 shall relieve any party from liability for any breach hereof.

ARTICLE XI

INDEMNIFICATION

11.1 Indemnification Obligations of Seller. Subject to the other terms and conditions of this Article XI, from and after the Closing, the Seller, and, subject to the limitations set forth in Section 11.3(c), the Persons set forth on Exhibit 11.1 (the “Seller Indemnifying Members”) shall jointly and severally indemnify and hold harmless the Purchaser Indemnified Parties from and against, and compensate, reimburse and pay the Purchaser Indemnified Parties for, any and all Losses arising out of or relating to:

(a) any inaccuracy in or breach of any representation or warranty of the Company or Seller set forth in this Agreement (in the case of Taxes, without regard to any materiality qualifiers or disclosure in the Seller Disclosure Schedule), the Seller Compliance Certificate or any other Seller Related Agreement;

(b) any breach of any covenant, agreement or undertaking made by the Company, Seller Indemnifying Member or Seller in this Agreement or in any Seller Related Agreement; provided, that to the extent such breach is a breach of a pre-Closing covenant and also constitutes an indemnifiable claim under Section 11.1(a) or (c) through (f), then Section 11.1(a) or (c) through (f), as applicable, shall govern the indemnification rights of the Purchaser Indemnified Parties with respect to such breach;

(c) pending suits, actions, investigations or other legal, governmental or administrative proceedings set forth on, or required to be set forth on, Section 3.22 of the Seller Disclosure Schedule, subject to Section 11.3(d);

(d) any Pre-Closing Taxes;

(e) the Closing Date Indebtedness and Closing Date Expenses;

(f) fifty percent (50%) of any Losses that result in the application and erosion of any retention or deductible under the R&W Insurance Policy; provided that such Losses pursuant to this clause (f) shall not exceed the Escrow Cash remaining in escrow with the Escrow Agent;

(g) Intentionally omitted.

(h) any claim by Seller, the members of Seller or their respective Affiliates asserting that any calculations or determinations or payment calculations or instructions provided by Seller to Purchaser, are inaccurate; and

(i) any matter set forth on Exhibit 11.1(i).

The Losses of the Purchaser Indemnified Parties described in this Section 11.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses.”

11.2 Indemnification Obligations of the Purchaser. The Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from and against, and compensate, reimburse and pay the Seller Indemnified Parties for, any and all Losses arising out of or relating to:

(a) any inaccuracy in or breach of any representation or warranty of the Purchaser set forth in this Agreement or in any Purchaser Related Agreement; or

(b) any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any Purchaser Related Agreement; provided, that to the extent such breach is a breach of a pre-Closing covenant and also constitutes an indemnifiable claim under Section 11.2(a), then Section 11.2(a) shall govern the indemnification rights of the Purchaser Indemnified Parties with respect to such claim.

The Losses of the Seller Indemnified Parties described in this Section 11.2 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses.”

11.3 Limitations on Seller Indemnification Liability. Notwithstanding anything to the contrary contained in this Agreement:

(a) Priority of Recovery. In respect of any Purchaser Losses, Purchaser hereby agrees that it shall first seek a remedy from the Escrow Cash to cover such Purchaser Losses. To the extent recovery from Escrow Cash is insufficient to completely cover such Purchaser Losses, Purchaser shall then seek recovery from the R&W Insurance Policy to the extent available to cover such remaining Purchaser Losses. To the extent recovery from the R&W Insurance Policy is unavailable or insufficient to completely cover such Purchaser Losses, Purchaser shall then seek remedy from the Escrow Stock pursuant to the terms of the Escrow Agreement before seeking to recover any Purchaser Losses from Seller or the Seller Indemnifying Members. To the extent recovery from the Escrow Stock is unavailable or insufficient to completely cover such Purchaser Losses, and subject to the limitations on indemnifiable Losses under Section 11.3(b), Purchaser shall be entitled to seek remedy through offset of any such Purchaser Losses against any Earnout Amounts earned by and payable to Seller, if any, and thereafter, directly from Seller and the Seller Indemnifying Members. In respect of any Purchaser Losses arising out of or related to USVI Exposure, Purchaser shall first seek recovery from the USVI Tax Escrow, and the USVI Tax Escrow shall only be available for such Purchaser Losses arising out of or related to USVI Exposure.

(b) Limitations on Indemnifiable Losses. The parties agree that the first $1,800,000 of indemnifiable Losses pursuant to claims made pursuant to Section 11.1(a) shall be split evenly by Purchaser and Seller (and in the case of Seller, first from the Escrow Cash, to the extent it is available); provided, that this shall not apply to Losses arising out of or relating to the inaccuracy or breach of any Fundamental Representation, Special Representations or to any representation or warranty in the event of Fraud, willful misconduct or intentional misrepresentation. Purchaser shall not be liable for any claim for indemnification pursuant to Section 11.2(a) unless and until the aggregate amount of indemnifiable Losses which may be recovered from Purchaser exceeds $900,000.00 (the “Basket”), in which case Purchaser shall be liable for all Losses in excess of the Basket. The maximum aggregate amount of indemnifiable Losses which may be recovered from the Seller and the Seller Indemnifying Members (not including Losses recovered from the R&W Insurance Policy) arising out of or relating to the causes set forth in Section 11.1(a), (c) or (i) and from the Purchaser arising out of or relating to the causes set forth in Section 11.2(a), shall be an amount equal to $15,000,000 (the “Cap”); provided, that the Basket and the Cap shall not apply to Losses arising out of or relating to the inaccuracy or breach of any Fundamental Representation, Special Representations or to any representation or warranty in the event of Fraud, willful misconduct or intentional misrepresentation. In the case of indemnifiable Losses which may be recovered from Seller and the Seller Indemnifying Members arising out of or relating to Fraud, willful misconduct or intentional misrepresentation, the inaccuracy or breach of any Fundamental Representation, Special Representation, breach of covenant, agreement or undertaking under Section 11.1(b), Pre-Closing Taxes under Section 11.1(d), Closing Date Indebtedness and Closing Date Expenses under Section 11.1(e), any claim by Seller, the member of Seller or their respective Affiliates under Section 11.1(h), the maximum aggregate amount of indemnifiable Losses which may be recovered Seller and the Seller Indemnifying Members shall be the Purchase Price plus any Earnout Amounts actually paid or then due and owing by Purchaser. Except in the case of Fraud, willful misconduct or intentional misrepresentation, the maximum aggregate amount of indemnifiable Losses which may be recovered from Purchaser arising out of or relating to the inaccuracy or breach of any Fundamental Representation, or breach of covenant, agreement or undertaking under Section 12.1(b) shall be the Purchase Price plus any Earnout Amounts actually paid or then due and owing by Purchaser.

(c) Limitation on Seller Indemnifying Member’s Liability. Notwithstanding the joint and several liability of the Seller Indemnifying Members under this Article XI, no individual Seller Indemnifying Member’s liability for indemnifiable Purchaser Losses not covered by the R&W Insurance Policy, the Escrow Cash, the Escrow Stock or Purchaser’s right of offset against the Earnout Amounts shall exceed such Seller Indemnifying Member’s pro rata share (each of which is set forth on Exhibit 11.1) of the lesser of (i) the Cap (to the extent such Losses are subject to the Cap) and (ii) such indemnifiable Purchaser Losses; and in the case of such Purchaser Losses not subject to the Cap or arising out of or relating to Fraud, willful misconduct or intentional misrepresentation, no individual Seller Indemnifying Member’s liability for such indemnifiable Purchaser Losses shall exceed such Seller Indemnifying Member’s pro rata share of the lesser of (i) the Purchase Price plus any Earnout Amounts actually received by such Seller Indemnifying Member and (ii) such indemnifiable Purchaser Losses. In no event shall any Seller Indemnifying Member be liable for Losses attributable to any breach by another Person of such Person’s obligations under such Person’s Investor Restrictive Covenant Agreement or Employee Restrictive Covenant Agreement, as applicable.

(d) Calculation of Losses. Losses shall be calculated net of actual recoveries under available insurance policies (net of any actual collection costs and reserves and deductibles and premium increases (but only to the extent the incremental premium charged as a result of the Loss can be separately identified)); provided, however, that the Indemnified Party shall have the right, in good faith, to determine in the case of a denial of coverage or liability or issuance of reservation of rights, whether to challenge such denial or issuance; and provided, further, that an Indemnified Party shall not be required to institute or threaten any litigation or other dispute resolution procedures against any insurer. In the event an insurance recovery relating to an indemnification payment is received after the Indemnifying Party has made an indemnification payment under this Agreement that did not take into account such insurance recovery (net of all costs and expenses (including Taxes) relating to such recovery), the Indemnified Party shall promptly pay the Indemnifying Party an amount equal to the lesser of such insurance recovery and the amount of the related indemnification payment. To the extent Purchaser breaches Section 5.21, or following the eighteen (18) month anniversary of the Closing Date but prior to the three (3) year anniversary of the Closing Date, makes changes to the insurance coverages available to the Company, and if not for such breach or change of coverage, all or a portion of Purchaser Loss would have been recoverable by a Purchaser Indemnified Party pursuant to Purchaser or its Affiliates’ insurance policies, then the amount of indemnification due from the Indemnifying Party shall be reduced by the recovery that would have been available from such insurance policies absent such breach or change of coverage.

(e) Waiver of Subrogation. Except in the case of Fraud, Purchaser and Seller hereby waive any and all rights of recovery against the other, or against their respective Affiliates, any Indemnifying Party, stockholders, members, officers, directors, employees, agents, and representatives of the other, for any Losses or damages to Purchaser or Seller, as the case may be, or the property of others under its control to the extent such loss or damage is insured against under the R&W Insurance Policy; provided, the R&W Insurer actually makes payment for such Losses and damages pursuant to the R&W Insurance Policy. At Closing, Purchaser shall have given notice to the R&W Insurer that the foregoing waiver of subrogation is contained in this Agreement.

11.4 Indemnification Procedure.

(a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Body) of any complaint, dispute or claim or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to indemnification pursuant hereto (a “Third-Party Claim”), such Indemnified Party shall provide written notice thereof (a “Claim Notice”) to the party obligated to indemnify under this Agreement (the “Indemnifying Party”). The failure to deliver a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article XI except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b) If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party against any and all Losses that may result from a Third-Party Claim that is exclusively for civil monetary damages at law pursuant to the terms of this Agreement, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 15 days of receipt of a Claim Notice from the Indemnified Party in respect of such

Third-Party Claim, to assume the defense thereof at the expense of the Indemnifying Party (which expenses shall not be applied against any indemnity limitation herein) with counsel selected by the Indemnifying Party and satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim for equitable or injunctive relief or any claim that would impose criminal liability or damages, and the Indemnified Party shall have the right to defend, at the expense of the Indemnifying Party (subject to the indemnity limitations herein), any such Third-Party Claim. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof prior to the Indemnifying Party providing written notice that the Indemnifying Party does not expressly elect to assume the defense. If the Indemnifying Party does not expressly elect to assume the defense of such Third-Party Claim within the time period and otherwise in accordance with the first sentence of this Section 11.4(b), the Indemnified Party shall have the sole right to assume the defense of and to settle such Third-Party Claim (subject to the indemnity limitations herein). If the Indemnifying Party assumes the defense of such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment of such counsel shall have been specifically authorized in writing by the Indemnifying Party or (ii) the named parties to the Third-Party Claim (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party reasonably determines that representation by counsel to the Indemnifying Party of both the Indemnifying Party and such Indemnified Party may present such counsel with a conflict of interest.    If the Indemnifying Party assumes the defense of any Third-Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third-Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third-Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third-Party Claim, (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder, or (iv) relates to Taxes of the Company.

(c) In the event the Indemnified Party assumes the defense of a Third-Party Claim, the Indemnified Party shall at all times use reasonable efforts to keep the Indemnifying Party reasonably apprised of the status of the defense of any matter the defense of which it is maintaining. No Indemnified Party may settle or compromise any Third-Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party (which may not be unreasonably withheld or delayed), unless such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, employees and Affiliates from all liability arising out of, or related to, such Third-Party Claim.

(d) In the event an Indemnified Party claims a right to payment pursuant hereto with respect to any matter not involving a Third-Party Claim (a “Direct Claim”), such Indemnified Party shall send a Claim Notice in respect of such claim to the appropriate Indemnifying Party (a “Notice of Claim”). The failure to deliver a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article XI except to the extent that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article XI. In the event the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such Notice of Claim that the Indemnifying Party disputes its liability to the Indemnified Party under this ARTICLE XI or the amount thereof, the Direct Claim specified by the Indemnified Party in such Notice of Claim shall be conclusively deemed a liability of the Indemnifying Party under this ARTICLE XI, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the Direct Claim (or any portion of the Direct Claim) is estimated, on such later date when the amount of such Direct Claim (or such portion of such Direct Claim) becomes finally determined. If the Indemnifying Party agrees that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference.

(e) For purposes of Section 11.1, any breach of any representation or warranty of the Company or Seller pursuant to this Agreement, the Seller Compliance Certificate or any other Seller Related Agreement and the Losses related thereto shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(f) Notwithstanding the provisions of Section 12.7, each Indemnifying Party hereby consents to the nonexclusive jurisdiction of any court in which a Legal Proceeding in respect of a Third-Party Claim is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Legal Proceeding or the matters alleged therein and agrees that process may be served on each Indemnifying Party with respect to such claim anywhere.

11.5 Survival Period. The representations and warranties, covenant and agreements made by the parties herein shall not be extinguished by the Closing, but shall survive the Closing as follows:

(a) Representations and Warranties Generally. Except as otherwise expressly set forth in this Section 11.5, the representations and warranties made by the parties herein shall survive the Closing for, and all claims for indemnification in connection therewith shall be asserted not later than, eighteen (18) months following the Closing Date.

(b) Fundamental Representations and Special Representations. Notwithstanding Section 11.5(a), each of the representations and warranties contained in Section 3.1 (Organization; Standing and Power; Subsidiaries), Section 3.3 (Authority; Binding Nature of Agreement), Section 3.5 (Capitalization), Section 3.8 (Title to and Sufficiency of Assets), Section

3.21 (Related Party Transactions), Section 3.24 (Finder’s Fee), Section 4.1 (Corporate Existence and Power) and Section 4.2 (Authorization; Binding Nature of Agreement) (collectively, the “Fundamental Representations”), and each of the representations and warranties contained in Section 3.15 (Tax Matters), Section 3.16 (Employee Benefit Plans), Section 3.17 (Employee Matters), and Section 3.18 (Labor Matters) (collectively, the “Special Representations”) shall survive the Closing until, and all claims for indemnification in connection therewith shall be asserted not later than, sixty (60) days following the expiration of any statute of limitations applicable to (x) the rights of any Person to bring any claim with respect to such matters and (y) in the case of Taxes, the assessment of the applicable Tax (giving effect to any waiver, mitigation or extension thereof).

(c) Claims for Indemnification Pursuant to Sections 11.1(c)–11.1(i). All claims for indemnification with respect to claims made under Sections 11.1(c) through 11.1(i) shall survive the Closing and must be asserted not later than sixty (60) days following the expiration of any statute of limitations applicable to (x) the rights of any Person to bring any claim with respect to such matters, not to exceed six (6) years following the Closing Date, and (y) in the case of Taxes, the assessment of the applicable Tax (giving effect to any waiver, mitigation or extension thereof).

(d) Claims for Indemnification Pursuant to Sections 11.1(b) and 12.(b). The respective covenants and agreements of the Seller and the Purchaser contained in this Agreement shall survive the Closing until the expiration of the statute of limitations following the date all performance thereunder was due to be performed; provided, however, that the indemnification obligations with respect to such covenant and agreements set forth in this Article XI shall survive for a period of six (6) years following the Closing Date.

(e) Survival of Pending Claims. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date (a “Pending Claim”), such Pending Claim shall continue to survive and shall remain a basis for indemnity hereunder until such Pending Claim is finally resolved or disposed of in accordance with the terms hereof.

11.6 Investigations. The respective representations and warranties of the parties contained in this Agreement or any certificate or other document delivered by any party at or prior to the Closing and the rights to indemnification set forth in this ARTICLE XI shall not be deemed waived or otherwise affected by any investigation made, or knowledge acquired, by a party.

11.7 Manner of Payment and Sources of Recovery. Except as otherwise provided herein, including Section 11.3(a), any indemnification of the Purchaser Indemnified Parties or the Seller Indemnified Parties pursuant to this ARTICLE XI shall be effected by wire transfer of immediately available funds from the Seller or Purchaser, as the case may be, to an account(s) designated by the applicable Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, within ten (10) days after the determination thereof. The Purchaser Indemnified Parties shall be entitled, but not required, to set-off any amount or right it may be entitled to pursuant to this Agreement (including, without limitation, payments for indemnification obligations), against any amount, right or obligation owed to the Seller under this Agreement or Seller Related Agreement, including but not limited to the Earnout Amounts, as determined in such Purchaser Indemnified Party’s sole discretion. The value of each share of Escrow Stock for purposes of this Article XI shall be equal to the Issuance Price.

11.8 Tax Treatment. Any payments made pursuant to this ARTICLE XI shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

ARTICLE XII

MISCELLANEOUS PROVISIONS

12.1 Parent Guarantee. Parent hereby guarantees to Seller the complete payment of Purchaser’s payment obligations at and following the Closing, including all indemnification payments made pursuant to Article XI, if any, subject in all respects to the terms, conditions and limitations set forth in the Agreement.

12.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

12.3 Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement, except where specifically provided otherwise herein; provided, however, that the Seller shall be responsible for all Closing Date Expenses.

12.4 Waiver; Amendment. Any agreement on the part of a party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by a party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time. This Agreement may not be amended, modified or supplemented except by written agreement of the parties.

12.5 Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

12.6 Execution of Agreement; Counterparts; Electronic Signatures.

(a) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, it being understood that all parties need not sign the same counterparts.

(b) The exchange of copies of this Agreement and of signature pages by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

12.7 Governing Law; Dispute Resolution. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its successors or assigns against the other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.    Notwithstanding the foregoing, the parties agree that disputes with respect to the matters referenced in Section 2.7 and Section 2.8 shall be resolved by the Accounting Referee as provided therein.

12.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

12.9 Assignment and Successors. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties, except that the Purchaser may assign any of its rights and delegate any of its obligations under this Agreement to any Affiliate of the Purchaser. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.

12.10 Parties in Interest. Except for the provisions of ARTICLE XI, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

12.11 Notices. All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), or (b) sent by e-mail with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the following addresses or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, e-mail address or person as a party may designate by notice to the other parties):

Seller:

CTEH Holdings, LLC

44 Germay

Little Rock, AR 72223

Attention: W. Cory Davis

Email: ***

with a mandatory copy to (which copy shall not constitute notice):

Friday, Eldredge & Clark, LLP

400 West Capitol Ave, Suite 2000

Little Rock, AR 72201

Attention: Price C. Gardner

Email: ***

The Purchaser or Parent:

Montrose Environmental Group, Inc.

1 Park Plaza, Suite 1000

Irvine, CA 92614

Attention: Nasym Afsari / Jose Revuelta

Email: ***

with a mandatory copy to (which copy shall not constitute notice):

Gibson Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

Attention: Peter W. Wardle; Candice S. Choh

E-mail: ***

12.12 Construction; Usage.

(a) Interpretation. In this Agreement, unless a clear contrary intention appears:

(i)	the singular number includes the plural number and vice versa;

(ii)

reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii)

reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and all addenda, exhibits, schedules or amendments thereto;

(iv)	except as otherwise expressly provided herein, a reference to any section, schedule, appendix or exhibit is intended to refer to a Section, Schedule, Appendix or Exhibit of or to this Agreement;

(v)

reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi)	“hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; and

(vii)	“including” means including without limiting the generality of any description preceding such term.

(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

(c) Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(d) Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

12.13 Enforcement of Agreement. The parties acknowledge and agree that the Purchaser or Seller, as the case may be, would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Purchaser or Company, Seller Indemnifying Members or the Seller, as the case may be, could not be adequately compensated in all cases by monetary damages alone.

Accordingly, in addition to any other right or remedy to which the Purchaser or Seller may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking; provided, however, that Seller shall be entitled to seek specific performance of the obligation of Purchaser and Parent to consummate the transactions contemplated hereby only in the event that each of the following conditions have been satisfied: (i) all of Seller’s and Purchaser’s conditions to closing set forth in Article VI, Article VII and Article VIII have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions assuming a Closing would occur), (ii) Purchaser fails to complete the Closing pursuant to and in accordance with Section 9.1, and (iii) Seller irrevocably confirms in writing to the Purchaser that if the Purchaser otherwise complies with its obligations hereunder, then the Closing will occur. Notwithstanding anything to the contrary in this Agreement, under no circumstances will Seller be entitled to both (i) a grant of specific performance or other equitable remedies pursuant to this Section 12.13 and (ii) monetary damages in the event Purchaser fails to consummate the Closing pursuant to and in accordance with Section 9.1.

12.14 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.15 No Third-Party Beneficiaries. Except as provided in ARTICLE XI, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

12.16 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.17 Appendices, Schedules and Exhibits. The Appendices, Schedules and Exhibits (including the Seller Disclosure Schedule) are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

*     *     *

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

PURCHASER:

Montrose Planning & Permitting, LLC

By:	/s/ Vijay Manthripragada
	Name:	Vijay Manthripragada
	Title:	President

PARENT:

Montrose Environmental Group, Inc.

By:	/s/ Vijay Manthripragada
	Name:	Vijay Manthripragada
	Title:	Chief Executive Officer

[SIGNATURES CONTINUE ON NEXT PAGE]

[Signature Page to Membership Interest Purchase Agreement]

COMPANY:

The Center for Toxicology and Environmental Health, L.L.C.

By:	/s/ Phillip T. Goad
	Name:	Phillip T. Goad
	Title:	CEO

SELLER:

CTEH Holdings, LLC

By:	/s/ Phillip T. Goad
	Name:	Phillip T. Goad
	Title:	CEO

[SIGNATURES CONTINUE ON NEXT PAGE]

[Signature Page to Membership Interest Purchase Agreement]

SELLER INDEMNIFYING MEMBERS: (Solely for Purposes of ARTICLE XI)

Goad Family Holdings, LLC

By:	/s/ Phillip T. Goad
Philip Goad, Manager

G&L Holdings, LLC

By:	/s/ Glen Millner
Glenn Millner, Manager

WCD Consulting, Inc.

By:	/s/ Corey Davis
Cory Davis, President

Brendon D. Bailey Living Trust

By:	/s/ Brendon Bailey
Brendon Bailey, Trustee

Fletcher Family Revocable Trust

By:	/s/ Dick Fletcher
Dick Fletcher, Trustee

Kind Joint Trust

By:	/s/ John Kind
John Kind, Trustee

/s/ David Watts
David Watts

Snider Holdings, LLC

By:	/s/ Ted L. Snider, Jr.
Ted L. Snider, Jr., Manager

[SIGNATURES END]

[Signature Page to Membership Interest Purchase Agreement]

Appendix A

Definitions

“Accounting Referee” means a nationally recognized accounting firm selected by the Purchaser and reasonably satisfactory to the Seller, which firm shall be reasonably satisfactory to the Seller so long as such firm is independent of the Purchaser and its Affiliates.

“Acquisition Transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving the Company, the Other Seller Subsidiaries or Seller; (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of a material portion of the business or assets of the Company, the Other Seller Subsidiaries or Seller; or (c) any liquidation or dissolution of the Company, the Other Seller Subsidiaries or Seller.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person.

“Aircraft” means: the aircraft, engines and propellers described in Schedule 3.28 of the Seller Disclosure Schedules together with the landing gear, avionics, systems, appliances, accessories, components, parts, furnishings and other equipment belonging to, installed in or attached or appurtenant to the foregoing and all loose, ground and safety equipment and spare parts relating to the foregoing and shall where, the context permits, include a reference to the Aircraft Records.

“Aircraft Records” means (i) all airframe, engine, propeller and accessory manuals, logbooks, drawings, plans, tags, data and technical records relating to or required to be maintained with respect to the Aircraft, including without limitation traceability records, task cards, overhaul records, maintenance records and contracts, computerized maintenance programs, warranties, FAA form 337s (if any) and information back-to-birth of any and all parts of the Aircraft, and (ii) all documentation, certificates, exemptions and licenses relating to the Aircraft (itself and not solely to the authorization or manner of a specific operation of the Aircraft by the Seller personally). All Aircraft Records shall be printed, published or written in English.

“Applicable Benefit Laws” means all Laws applicable to any Company Benefit Plan.

“Applicable Budget” means the annual budget for the Company for the applicable 2020 Earnout Period or 2021 Earnout Period. The Applicable Budget for the 2020 Earnout Period is attached hereto as the first two columns of Exhibit 2.8(c) and the Applicable Budget for the 2021 Earnout Period shall be mutually agreed upon by Purchaser and Management and shall have an annual EBITDA of no less than $18.3 million. No representation or warranty is made as to Company’s ability to achieve the Applicable Budget and the Applicable Budget is no guarantee of performance.

Appendix A - 1

“Business” means the business of environmental consulting services, including but not limited to emergency response, disaster recovery, health and safety, toxicology, crisis and emergency management, public health and industrial hygiene, as conducted by the Company the Other Seller Subsidiaries on or prior to the date of this Agreement.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Los Angeles, California, other than due to bank failure.

“Business EBITDA” means the earnings before interest, income taxes, depreciation and amortization of the Company (together with its Other Seller Subsidiaries), calculated in accordance with past practice and with GAAP. In the event of a discrepancy between past practice of the Company and GAAP, GAAP shall prevail. However, for purposes of calculating the 2020 EBITDA and the 2021 EBITDA, to the extent there are any changes in expenses (either positive or negative) incurred by the Company as a result of the acquisition or integration with Purchaser and/or Parent (and unless such expenses are incurred in order to bring the Company in compliance with any applicable law), such changes in cost shall not be incorporated into the applicable EBITDA and instead shall be an amount equal to the expense that would have been incurred by the Company but for the acquisition and integration with Purchaser and/or Parent.

“Cash” means, as at a specified date, the aggregate amount of all cash and cash equivalents of the Company and the Other Seller Subsidiaries required to be reflected as cash and cash equivalents on a consolidated balance sheet of the Company and the Other Seller Subsidiaries as of such date prepared in accordance with GAAP, net of (i) any outstanding checks, wires and bank overdrafts of the Company or the Other Seller Subsidiaries and (ii) any amounts relating to credit card receivables or Restricted Cash, in the case of each of clauses (i) and (ii), whether or not required to be reported as such under GAAP.

“Closing” means the consummation of the purchase and sale of the Interests, as set forth in ARTICLE IX of this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Closing Date Expenses” means the aggregate amount of any and all fees and expenses incurred by or on behalf of, or paid or to be paid directly by, the Company or any the Other Seller Subsidiaries or any Person that the Company or any of the Other Seller Subsidiaries pays or reimburses or is otherwise legally obligated to pay or reimburse (including any such fees and expenses incurred by or on behalf of the Seller) in connection with the process of selling the Company or the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the transactions contemplated hereby or thereby, including (i) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts in connection with the transactions contemplated hereby (including any process run by or on behalf of the Company in connection with such transactions); (ii) any fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals of any Governmental Body or third parties on behalf of the Company or any of the Other Seller Subsidiaries in connection with the transactions contemplated hereby; (iii) any fees or expenses associated with obtaining the release and termination of any Encumbrances in connection with the transactions contemplated hereby (including any process run by or on behalf of the Company in connection with such transactions); (iv) all brokers’, finders’

Appendix A - 2

or similar fees in connection with the transactions contemplated hereby (including any process run by or on behalf of the Company in connection with such transactions); (v) any change of control payments, bonuses, severance, termination, or retention obligations or similar amounts payable in the future or due by the Company or any of the Other Seller Subsidiaries in connection with the transactions contemplated hereby, including any employment, payroll or other Taxes payable in connection therewith; (vi) 50% of cost of the HSR filing fees for both parties’ filings; and (vii) costs and premiums payable for the Tail Insurance.

“Closing Date Indebtedness” means, without duplication (but before taking account the consummation of the transactions contemplated hereby) as of any date of determination, (a) the unpaid principal amount of accrued interest, premiums, penalties and other fees, expenses (if any), and other payment obligations and amounts due (including such amounts that would become due as a result of the consummation of the transactions contemplated by this Agreement) that would be required to be paid by a borrower to a lender pursuant to a customary payoff letter, in each case, in respect of any indebtedness of the Company and any of the Other Seller Subsidiaries with respect to (i) borrowed money and (ii) notes payable, debentures, bonds, letters of credit or similar instruments, (b) all obligations under capitalized leases with respect to which the Company or any of the Other Seller Subsidiaries is liable, determined on a consolidated basis in accordance with GAAP, (c) accounts payable outstanding for more than sixty (60) days, (d) accrued payroll (e) all liabilities with respect to any current or former employee, officer or director of the Company or any of the Other Seller Subsidiaries that arise before or on the date of determination, including all liabilities with respect to any Company Benefit Plan, all accrued salary, deferred compensation and vacation obligations, all workers’ compensation claims, any liability in respect of accrued but unpaid bonuses for the prior fiscal year and for the period commencing on January 1, 2020, and ending on the date of determination, and any employment Taxes payable by the Company or any of the Other Seller Subsidiaries with respect to the foregoing, (f) unpaid management fees, (g) all indebtedness creates or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or any of the Other Seller Subsidiaries, (h) all deposits and monies received in advance, (i) accrued liability relating to any profit sharing plan of the Company or any of the Other Seller Subsidiaries, (j) any outstanding payroll Tax liabilities of the Company or any of the Other Seller Subsidiaries, (k) any amounts pursuant to installment sale Contracts or other Contracts relating to the deferred and unpaid purchase price of property or services, including any interest accrued thereon and prepayment, change of control or similar penalties and expenses, including any earn out liabilities associated past acquisitions, each as of the date of determination, (l) all unpaid Pre-Closing Taxes (which amount shall not be less than zero and shall be determined without regard to any refunds or overpayment of Taxes), and (m) all obligations of the type referred to in clauses (a) through (l) of other Persons for the payment of which the Company or any of the Other Seller Subsidiaries is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by the Company or the Other Seller Subsidiaries or to which the Company or any of the Other Seller Subsidiaries makes or has made, or has or has had an obligation to make, contributions at any time, or with respect to which the Company or any of the Other Seller Subsidiaries has any liability or obligation.

Appendix A - 3

“Company Contract” means any Contract, including any amendment or supplement thereto, (a) to which the Company or the Other Seller Subsidiaries is a party, (b) by which the Company, the Other Seller Subsidiaries or their respective assets is or may become bound or under which the Company or the Other Seller Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or the Other Seller Subsidiaries has or may acquire any right or interest and which (A) contemplates or involves (x) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000.00 in the aggregate, or (y) the purchase or sale of any product, or performance of services by or to the Company or the Other Seller Subsidiaries having a value in excess of $100,000.00 in the aggregate, (B) has a term of more than sixty (60) days and that may not be terminated by the Company or the Other Seller Subsidiaries (without penalty) within sixty (60) days after the delivery of a termination notice by the Company the Other Seller Subsidiaries , or (C) is material to the Company the Other Seller Subsidiaries, individually or in the aggregate.

“Company Intellectual Property” means all Intellectual Property owned by, licensed to or used by the Company or the Other Seller Subsidiaries.

“Company Proprietary Software” means all Software owned by the Company or the Other Seller Subsidiaries.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, filed in the name of, or licensed to the Company or the Other Seller Subsidiaries.

“Confidential Information” means any data or information concerning the Company and the Other Seller Subsidiaries (including trade secrets), without regard to form, regarding (for example and including) (a) business process models, (b) proprietary software, (c) research, development, products, services, marketing, selling, business plans, budgets, unpublished financial statements, licenses, prices, costs, Contracts, suppliers, customers, and customer lists, (d) the identity, skills and compensation of employees, contractors, and consultants, (e) specialized training or (f) discoveries, developments, trade secrets, processes, formulas, data, lists, and all other works of authorship, mask works, ideas, concepts, know-how, designs, and techniques, whether or not any of the foregoing is or are patentable, copyrightable, or registrable under any intellectual property Laws or industrial property Laws in the United States or elsewhere. Notwithstanding the foregoing, no data or information constitutes “Confidential Information” if such data or information is publicly known and in the public domain through means that do not involve a breach by the Company or Seller of any covenant or obligation set forth in this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment, arrangement or undertaking of any nature, whether express or implied.

“Customer” means a customer of the Company or the Other Seller Subsidiaries that paid the Company or the Other Seller Subsidiaries more than $100,000.00 in the aggregate during the twelve (12)-month period ended December 31, 2019.

Appendix A - 4

“Earnout Period” means the 2020 Earnout Period and the 2021 Earnout Period.

“Effective Time” means 11:59 p.m., Pacific Time, on the Closing Date.

“Employee” means an employee of the Company or the Other Seller Subsidiaries.

“Employee Benefit Plan” means with respect to any Person, each plan, fund, program, agreement, arrangement or scheme, including each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under applicable Laws, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing benefits to the current or former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), or with respect to which such Person has any liability or obligation, including (a) each deferred compensation, bonus, incentive compensation, pension, retirement, employee stock ownership, stock purchase, stock option, profit sharing or deferred profit sharing, stock appreciation, phantom stock plan and other equity compensation plan, “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (b) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is either subject to ERISA or is tax-qualified under the Code), (c) each severance plan or agreement, and each other plan providing health, vacation, supplemental unemployment benefit, hospitalization insurance, medical, dental, disability or life insurance, death or survivor benefits, fringe benefits or legal benefits, and (d) each other employee benefit plan, fund, program, agreement or arrangement.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, licenses, covenants not to sue, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, any lease in the nature thereof and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute of any jurisdiction).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health (including employee health and safety) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, the allocation of responsibility to respond to releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

Appendix A - 5

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company and that, together with the Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Cash Purchase Price” means the Cash Purchase Price plus Estimated Cash, plus the Working Capital Overage, if any, minus the sum of (A) the Estimated Indebtedness, (B) the Estimated Transaction Expenses, and (C) the Working Capital Underage, if any; provided, that if the absolute value of the difference between the Cash Purchase Price and the Estimated Cash Purchase Price is less than $2,500,000, the Estimated Cash Purchase Price shall equal the Cash Purchase Price.

“FAA” means the United States Federal Aviation Administration.

“Flow-Through Income Tax Returns” shall mean Tax Returns reporting income of the Company or any Subsidiary that is allocable to and reportable as income of the direct or indirect beneficial owner(s) of the Company or such Subsidiary, as applicable, under applicable Law. “Flow-Through Income Tax Returns” shall not include any Tax Return with respect to which the Company or any of its Subsidiaries is itself considered an entity that is legally responsible for the payment of Tax shown as due on such Tax Return under applicable Law (for instance, a Tax Return with respect to an entity that is otherwise classified as an S corporation, partnership or is disregarded for U.S. federal income Tax purposes will not be a Flow-Through Income Tax Return if such entity would be responsible for the payment of Taxes shown on such Tax Return, other than in connection with any “imputed underpayment” within the meaning of Section 6225 of the Code).

“Fraud” means an intentional action or omission intended to deceive by Management acting on behalf of Seller or the Company or otherwise in connection with the transactions contemplated hereby.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authorization” means any (a) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supranational or other government or (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

Appendix A - 6

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith throughout the world: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (c) all copyrights and works of authorship, copyright registrations, applications, renewals and reversions therefor, and all other rights corresponding thereto; (d) all industrial designs and any registrations and applications therefor; (e) all telephone and facsimile numbers, internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations, applications, renewals and reversions therefor and all goodwill associated with the foregoing; (f) all Software, databases and data collections and all rights therein; (g) all moral and economic rights of authors and inventors, however denominated; (h) trade secrets, as defined in the Uniform Trade Secrets Act published by the Uniform Law Commission; and (i) any similar or equivalent rights to any of the foregoing.

“Interim Period” shall mean the period commencing on the date hereof and ending on the first to occur of the Closing Date and the Termination Date.

“Investor Rights Agreement” means that certain Second Amended and Restated Investors’ Rights Agreement dated as of October 19, 2018, as may be amended from time to time, by and among Montrose Environmental Group, Inc. and the other parties from time to time parties named therein.

“IPO” shall mean Parent’s first underwritten public offering of Parent Common Stock under the Securities Act.

“Knowledge” means the actual or constructive knowledge of Phillip Goad, W. Cory Davis, Dick Fletcher, and John Kind after reasonable inquiry.

“Labor Laws” means all Laws governing or concerning labor relations, unions and collective bargaining, conditions of employment, employee classification, employment discrimination and harassment, wages, hours or occupational safety and health, including ERISA, the United States Immigration Reform and Control Act of 1986, the United States National Labor Relations Act, the United States Civil Rights Acts of 1866 and 1964, the United States Equal Pay Act, the United States Americans with Disabilities Act, the United States Age Discrimination in Employment Act, the United States Family and Medical Leave Act, WARN, the Occupational Safety and Health Act of 1970, the United States Davis Bacon Act, the United States Walsh-Healy Act, the United States Service Contract Act, United States Executive Order 11246, the United States Fair Labor Standards Act and the United States Rehabilitation Act of 1973.

“Law” means any federal, state, local, municipal, foreign or international, multinational other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Appendix A - 7

“Leased Real Property” means any real property of which the Company or any of the Other Seller Subsidiaries is the lessee, sublessee, licensee or assignee (together with all fixtures and improvements thereon).

“Leases” means, collectively, the leases under which Leased Real Property is leased, subleased, licensed or assigned, including all amendments or modifications thereto.

“Legal Proceeding” means any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Losses” means any and all claims, liabilities, obligations, damages, losses, penalties, fines, judgments, Taxes, costs and expenses (including amounts paid in settlement, costs of investigation and reasonable attorney’s fees and expenses), whenever arising or incurred, and whether arising out of a third-party claim. In no event shall Losses include any incidental, consequential, or special damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple. In no event shall Losses include any punitive damages except to the extent awarded against an Indemnified Party in favor of a third party.

“Major Projects Team” shall mean the Company’s sales team.

“Management” means each of Phillip Goad, W. Cory Davis, Dick Fletcher, and John Kind for so long as such individuals are employees of the Company pursuant to the terms of their respective Employment Agreements.

“Material Adverse Effect” means any state of facts, change, event, effect, occurrence or circumstance that, individually or in the aggregate (considered together with all other state of facts, change, event, effect, occurrence or circumstance) has, has had or could reasonably be expected to have or give rise to a material adverse effect, in the short-term or in the long-term, on (a) the business, financial condition, prospects, capitalization, assets, liabilities (including contingent liabilities), operations or financial performance of the Company or Purchaser, as the case may be, (b) the ability of any Person to consummate the transactions contemplated by this Agreement or to perform any of their respective obligations under this Agreement prior to the Termination Date, or (c) the Purchaser’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the Interests; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; and (iv) any action required or permitted by this Agreement; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iii)

Appendix A - 8

immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company or Purchaser compared to other participants in the industries in which the Company or Purchaser, as the case may be, conducts its businesses.

“Materials of Environmental Concern” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substances that are now or hereafter regulated by any Environmental Law or that are otherwise a danger to health, reproduction or the environment, including any petroleum products, asbestos, per- and polyfluoroalkyl substances, 1,4 Dioxane, or polychlorinated biphenyls.

“Measurement Date” means the last day of the calendar month immediately preceding the month in which Closing occurs; provided, however, that (i) in the event Closing occurs on the last day of a calendar month or (ii) if the condition set forth in Section 6.2 shall not have been satisfied by April 15, 2020, and Purchaser elects for the Measurement Date to be the Closing Date by providing written notice thereof to Seller, the Measurement Date shall be the Closing Date.

“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to (i) the consolidated current assets of the Company and the Other Seller Subsidiaries minus (ii) the consolidated current liabilities of the Company and the Other Seller Subsidiaries, in each case before taking into account the consummation of the transactions contemplated hereby, and calculated in accordance with the Applicable Accounting Principles plus (iii) solely in the event the Measurement Date occurs prior to the Closing Date, an amount equal to the product of $49,945.20 multiplied by the number of days between the Measurement Date and the Closing Date (including the Closing Date but not the Measurement Date); provided, however, for the avoidance of doubt, Net Working Capital shall exclude any amounts relating to or included in Cash, Closing Date Indebtedness, Closing Date Expenses or Taxes (including current or deferred) to the extent such amounts are reflected in the calculation of the Purchase Price (to avoid any double-counting with any other adjustments) and shall not include any current or deferred Tax assets.

“Non-compete Period” means the period beginning on the Closing Date and continuing for a period of five (5) years after the Closing Date.

“Order” means any decree, permanent injunction, order or similar action.

“Owned Real Property” means any real property of which the Company or the Other Seller Subsidiaries is the fee owner (together with all fixtures and improvements thereon).

“Parent Common Stock” means the common stock, par value $0.000004 per share, of Parent.

“Parent Constituent Documents” means the certificate of incorporation and bylaws, including all amendments thereto, of Parent.

Appendix A - 9

“Permitted Encumbrance” means any (a) statutory Encumbrance for current Taxes not yet due and payable (excluding Encumbrances arising under ERISA or the Code), (b) Encumbrances of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent and (c) in the case of the Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or the Other Seller Subsidiaries, (ii) have more than an immaterial effect on the value thereof or its use, or (iii) would impair the ability of such parcel to be sold for its present use.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, Governmental Body or other organization.

“Pre-Closing Tax Period” means any taxable period ending on or before the Measurement Date and, with respect to any Straddle Tax Period, the portion of such taxable period ending on and including the Measurement Date; provided that the term “Closing Date” shall be substituted for the term “Measurement Date” for any Taxes incurred after the Measurement Date that are not incurred in the ordinary course of business and consistent with past practices of the Company and its Subsidiaries (including any the Other Seller Subsidiaries).

“Pre-Closing Taxes” means, without duplication, all Taxes (a) for which Company or its Subsidiaries (including the Other Seller Subsidiaries) is or could be liable (i) with respect to any Pre-Closing Tax Period, (ii) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing, (iii) as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing Date (including, without limitation, any Taxes of the Seller for which the Company or its Subsidiaries (including Other Seller Subsidiaries) could be held liable), (b) of Seller (or its direct or indirect owners) for any tax period, (c) arising out of or resulting from the transactions contemplated by this Agreement or any ancillary agreement (including Transfer Taxes), in each case, together with any interest, penalties and additions to Tax with respect to any of the foregoing and any Losses incurred in connection with any of the foregoing, and (d) any liability relating to an adjustment by the IRS in the amount of any item of income, gain, loss, deduction or credit of the Company, or Seller’s distributive share thereof, that results in an “imputed underpayment” as described in Section 6225(b) of the Code. The portion of Taxes for a Straddle Tax Period that is included in Pre-Closing Taxes shall be determined in accordance with Section 5.9(d) of this Agreement. For the avoidance of doubt, “Pre-Closing Taxes” shall include the USVI Exposure.

“Preliminary Closing Statement” means a certificate executed by the chief financial officer of the Company certifying on behalf of the Company that attached thereto is a consolidated balance sheet of the Company and the Other Seller Subsidiaries as of the Measurement Date (the “Preliminary Closing Balance Sheet”) and a good faith estimate of: (a) the aggregate amount of Closing Date Indebtedness (the “Estimated Indebtedness”), including an itemized list of each such unpaid Closing Date Indebtedness with a description of the nature of such indebtedness and the Person to whom such Closing Date Indebtedness is owed; (b) the aggregate amount of Closing Date Expenses remaining unpaid as of immediately prior to the Closing (the “Estimated Transaction Expenses”), including an itemized list of each such unpaid Closing Date Expense with a description of the nature of such expense and the Person to whom such Closing Date Expense is owed; (c) Cash (the “Estimated Cash”) (d) and Net Working Capital based on the Preliminary

Appendix A - 10

Closing Balance Sheet (the “Estimated Net Working Capital”) with Estimated Transaction Expenses determined as of immediately prior to the Closing and each of Estimated Net Working Capital, Estimated Cash, and Estimated Indebtedness determined as of the Measurement Date and each, except for Estimated Transaction Expenses, without giving effect to the transactions contemplated herein. Estimated Net Working Capital, Estimated Indebtedness and Estimated Cash shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Balance Sheet, provided, that (A) in the event of a conflict between GAAP and consistent application thereof, GAAP shall prevail and (B) such calculations shall be subject to such differences in accounting principles, policies and procedures as are set forth on Schedule I (the accounting principles as described in this sentence, the “Applicable Accounting Principles”). All such estimates shall be subject to the Purchaser’s approval, which shall not be unreasonably withheld, and shall control solely for purposes of determining the amounts payable at the Closing pursuant to Section 2.4 and shall not limit or otherwise affect the Purchaser’s remedies under this Agreement or otherwise, or constitute an acknowledgement by the Purchaser of the accuracy of the amounts reflected thereof. Copies of the Payoff Letters, delivered in accordance with Section 6.6 hereof, and the expense statements and releases delivered in accordance with Section 7.14 shall be attached to the Preliminary Closing Statement.

“Purchaser Constituent Documents” means the certificate of incorporation and bylaws, including all amendments thereto, of the Purchaser.

“Purchaser Indemnified Parties” means the Purchaser and its Affiliates, their respective officers, directors, employees, agents and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Purchaser Related Agreement” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Purchaser or Parent in connection with the transactions contemplated hereby.

“Receivables” means the accounts receivable of the Company and the Other Seller Subsidiaries for work completed as of the Effective Time, determined in accordance with GAAP.

“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks, (c) registered copyrights and applications for copyright registration, (d) domain name registrations and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with or by any Governmental Body.

“Related Agreements” means the Purchaser Related Agreements and the Seller Related Agreements.

“Related Party” means (a) each individual who is, or who has at any time been, an officer, manager or director of Seller, the Company or the Other Seller Subsidiaries, (b) each member of the immediate family of each of the individuals referred to in clause (a) above; (c) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses (a) and (b) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest in Seller, the Company or the Other Seller Subsidiaries and (d) any Affiliate of the Company, Seller or the Other Seller Subsidiaries.

Appendix A - 11

“Release” means with respect to any Materials of Environmental Concern, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium or the ambient air.

“R&W Insurance Policy” means that certain buyer’s representation and warranty insurance policy bound as of the date hereof and underwritten by the R&W Insurer with coverage for the benefit of the Purchaser Indemnified Parties, subject to the terms and conditions thereof, including all applicable exclusions.

“Representatives” means, with respect to a Person, the officers, directors, managers, employees, agents, attorneys, accountants, advisors and representatives of such Person.

“Restricted Cash” means all Cash and Cash equivalents that are not freely useable and available to the Company or the Other Seller Subsidiaries because it is subject to restrictions, limitations or taxes on use or distribution either by contract, for regulatory or legal purposes, or is cash and cash equivalents that is collected from customers in advance, is being held on behalf of customers and represents a liability to such customers.

“Right of First Refusal and Co-Sale Agreement” means that certain Second Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of October 19, 2018, as may be amended from time to time, by and among Montrose Environmental Group, Inc. and the other parties from time to time named therein.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Disclosure Schedule” means the disclosure schedule (dated as of the date of this Agreement) delivered to the Purchaser on behalf of the Seller and the Company on the date of this Agreement.

“Seller Indemnified Parties” means the Seller and their respective heirs, executors, successors and assigns.

“Seller Related Agreement” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by Seller or the Company in connection with the transactions contemplated hereby.

“Software” means any computer software program, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human readable form, including all comments and any procedural code.

Appendix A - 12

“Straddle Tax Period” means any Tax period which begins before the Measurement Date and ends after the Measurement Date.

“Subsidiary” Any Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly (a) has the power to direct the management or policies of such Entity or (b) owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

“Supplier” means any supplier of goods or services, including third-party vendors, to which the Company or the Other Seller Subsidiaries paid more than $100,000.00 in the aggregate during the twelve (12)-month period ended December 31, 2019.

“Systems” means servers, hardware systems, databases, circuits, networks and other computer and telecommunications assets and equipment.

“Target Net Working Capital” means an amount equal to $12,306,000.

“Tax” means any (i) all federal, state, local, foreign and other net income, gross income, gross receipts, alternative, estimated, sales, use, ad valorem, value added, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, social security, welfare, workers’ compensation, unemployment, disability, environmental, stock, stamp, capital production, occupation, premium, real, personal or intangible property, windfall profits, transaction, title, customs, duties, levies, tariffs, imposts, amounts due under any escheat or unclaimed property Law or other taxes, fees, assessments or charges of any kind whatsoever (including any amounts resulting from the failure to file any Tax Return) (whether imposed directly or through withholding and whether or not disputed), (ii) any interest and penalties, fines or additions to tax or additional amounts imposed in connection with (or attributable to the nonpayment of) (x) any item described in clause (i) or (y) the failure to comply with any requirement imposed with respect to any Tax Return; and (iii) any liability for payment of amounts described in clauses (i) or (ii) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, by Contract or otherwise through operation of Law; and (iv) any liability for the payment of amounts described in clauses (i), (ii) or (iii) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement or any similar Contract or otherwise.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, claim for refund, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Termination Date” means the date prior to the Closing on which this Agreement is terminated in accordance with ARTICLE X.

“Territory” means the United States of America.

Appendix A - 13

“Treasury Regulations” means the temporary, final and, to the extent taxpayers are permitted to rely on them, proposed income Tax regulations promulgated under the Code.

“Voting and Drag-Along Agreement” means that certain Second Amended and Restated Voting and Drag Along Agreement dated as of October 19, 2018, as may be amended from time to time, by and among Montrose Environmental Group, Inc., a Delaware corporation and the other parties from time to time parties named therein

“WARN” means the United States Worker Adjustment and Retraining Notification Act and similar state Laws.

“Websites” means all Internet websites, including content, text, graphics, images, audio, video, data, databases, Software and related items included on or used in the operation of and maintenance thereof, and all documentation, ASP, HTML, DHTML, SHTML, and XML files, cgi and other scripts, subscriber data, archives, and server and traffic logs and all other tangible embodiments related to any of the foregoing.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Estimated Net Working Capital exceeds the Target Net Working Capital.

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Target Net Working Capital exceeds the Estimated Net Working Capital.

Appendix A - 14